As confidentially submitted to the U.S. Securities and Exchange Commission on July 1, 2025

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Direct Communication Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5045	20-5517542
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

11021 Via Frontera, Suite C

San Diego, CA 92127

(858) 798-7100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Chris Bursey

Chief Executive Officer

Direct Communication Solutions, Inc.

11021 Via Frontera, Suite C

San Diego, CA 92127

(858) 798-7100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark C. Lee Olivia Y. Wang Rimon, P.C. 400 Madison Ave, Suite 11D New York, NY 10017 (718) 504-9773

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2025

[   ] Shares

Common Stock

Direct Communication Solutions, Inc.

This is a firm commitment initial public offering (“IPO”) of shares of common stock of Direct Communication Solutions, Inc. We expect the initial public offering price will be between $[   ] and $[   ] and the assumed offering price is the midpoint of this range.

Although this is our IPO for securities in the United States, our common stock is presently quoted on the OTCQX under the symbol “DCSX,” on the Canadian Securities Exchange (“CSE”) under the symbol “DCSI,” and the Frankfurt Stock Exchange under the symbol “7QU0.” We have applied to have our common stock listed on the Nasdaq Capital Market under the symbol “DCSX”. No assurance can be given that our application will be approved. If our application is not approved, we will not consummate this offering. On [   ], 2025, the last reported sale price for our stock on the OTCQX was $[   ] per share. The trading price of our common stock has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described in “Risk Factors.”

The number of shares of common stock offered by this prospectus and all other applicable information has been determined based on an assumed public offering price of $[   ] per share, which is the midpoint of the estimated price range for this offering. The actual public offering price per share of common stock will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the actual public offering price for the shares of common stock. See “Underwriting - Determination of Offering Price” for additional information.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of the material risks of investing in our common stock under the heading “Risk Factors” beginning on page 7 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1)	Underwriting discounts and commissions do not include a non-accountable expense allowance equal to [ ]% of the gross proceeds of the public offering price payable to the underwriters. We refer you to “Underwriting” beginning on page 57 for additional information regarding underwriters’ compensation.

(2)	The amount of offering proceeds to us presented in this table does not give effect to any exercise of the: (i) over-allotment option (if any) we have granted to the underwriters as described below or (ii) warrants to purchase shares of our common stock to be issued to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to [   ] additional shares of common stock solely to cover over-allotments, if any.

The underwriters expect to deliver the securities to purchasers on or about       , 2025.

The date of this prospectus is        , 2025

DCS

DIRECT COMMUNICATIONS SOLUTIONS INC.

INTERNET OF THINGS (IOT) TECHNOLOGY SOLUTIONS PROVIDER

We are an Internet of Things ("IoT") technology solutions provider to various industries. The wireless solutions we provide consist of an edge computing device gathering data, connectivity to the Internet and server-based software applications. The big data gathered from these solutions allow our customers to optimize their business decision making processes in order to enhance operating efficiencies and profitability. We provide our solutions and services to the transportation, hospitality, agricultural, telecommunications, and other industrial enterprises.

SMART DEVICES

SOFTWARE APPLICATIONS

MANAGED SERVICES & CONNECTIVITY

MiFleet

FLEET AND ASSET MANAGEMENT

MiSensors

REMOTE SENSOR MONITORING

DCS
DIRECT COMMUNICATIONS SOLUTIONS INC.

BUSINESS OPERATION UTILIZING DCS SOLUTIONS TO INCREASE EFFICIENCY, REDUCE COSTS AND MEET REGULATORY REQUIREMENTS

TURNKEY, GPS FLEET & ASSET MANAGEMENT

TURNKEY, SENSOR MONITORING APPLICATION

CROSS CELLULAR CARRIER CAPABILITY

WEB & MOBILE APPLICATION (IOS & ANDROID)

REAL-TIME ALERTS & MONITORING

COMPREHENSIVE REPORTING

CONSUMER & COMMERCIAL EDITIONS

DIRECT COMMUNICATIONS SOLUTIONS INC.

THE GLOBAL (IOT) MARKET IS PROJECTED TO GROW FROM $478.36 BILLION IN 2022 TO $2,465.26 BILLION BY 2029, AT A CAGR OF 26.4%

FORTUNE BUSINESS INSIGHTS

PROVEN SOLUTIONS TRUSTED BY CUSTOMERS ACROSS INDUSTRIES

- SUPPLY CHAIN LOGISTICS
- MANUFACTURING
- TRANSPORTATION
- RETAIL
- HEALTH CARE
- AGRICULTURE
- FOOD & BEVERAGE
- TELECOMMUNICATIONS

POWERED BY DCS

i

General Information

Unless otherwise indicated in this prospectus, the terms “DCS,” “we,” “us” and “our” refer to Direct Communication Solution, Inc. and, where appropriate, its consolidated subsidiaries.

You should rely only upon the information contained in this prospectus or in any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates specified in these documents. Our assets, business, cash flows, financial condition, liquidity, results of operations, and prospects may have changed since those dates.

This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in shares of our common stock. For additional information, please see the section entitled “Where You Can Find More Information.”

You should not interpret the contents of this prospectus or any free writing prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in shares of our common stock.

Financial Information

We present our consolidated financial statements in United States dollars, and our financial statements included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Unless otherwise indicated, any other financial information included or incorporated by reference in this prospectus has been prepared in accordance with U.S. GAAP. Certain financial information that we have historically filed in Canada on its System for Electronic Document Analysis and Retrieval (“SEDAR”) profile has been prepared in accordance with International Financial Reporting Standards (“IFRS”). U.S. GAAP differs in certain material respects from IFRS. As a result, certain financial information included in this prospectus may not be comparable to the financial information we have historically reported at www.sedar.com. This prospectus does not include any explanation of the principal differences or any reconciliation between U.S. GAAP and IFRS.

Exchange Rate Data

Unless otherwise noted, all translations from Canadian dollar to U.S. dollars in this prospectus are made at US$1.00 = CAD $1.44, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024.

Trademarks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Because this information involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information. We have not independently verified market data and industry forecasts provided by any of these or any other third-party sources referred to in this prospectus. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions we made upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ii

PROSPECTUS SUMMARY

This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our common stock. Therefore, you should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”

Overview

We are a provider of Internet of Things (IoT) products, services and solutions. We deliver enhanced one-stop solutions that connect assets to increase visibility, operational efficiency, and profitability. We provide our solutions and services to a variety of industries, including Asset Location Management, Supply Chain Logistics and Transportation. We are a chosen global partner of service providers, value-added collaborators, system integrators, and enterprises due to our commitment to quality and demonstrated experience. We intend to continue expanding our long-standing relationships and work strategically with our partners, to jointly build leading IoT solutions based on integrated hardware, cloud-based software, and other services.

For the years ended December 31, 2024 and 2023, we had net losses of $1,742,951 and $5,182,196, respectively. As a result of our recurring losses from operations and ongoing negative cash flows, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2024, describing the existence of substantial doubt about our ability to continue as a going concern.

Our Products and Services

Smart Hardware:

We identify the right device for our client with a focus on the most suitable technology (4G LTE, Bluetooth, WiFi, etc.), price and the features & capabilities of the device to collect the data to solve the client’s problem. Our specialty is aiding global Original Equipment Manufacturers, or OEMs, with devices that are not available or approved to operate in North America and guide the OEM with regulatory guidance, feature requirements and preparing the equipment for the North American market. We assist OEMs who manufacture 4G/5G LTE cellular routers, gateways, GPS devices or Bluetooth/LoraWan Sensors to enter the North American market.

Software as a Service:

We offer software applications that are differentiated to the solutions we provide. Our software platform is highly customizable and scalable, supporting best in class devices from industry leading manufacturers. Our software applications are customizable to meet the specific requirements of our customers, providing visibility into the critical assets of that allow our customers to efficiently and effectively run their business through the data points provided by our software applications.

MiFleet

A cloud-based fleet and asset management platform designed for the Small and Medium-sized Enterprise businesses with a desire to manage and lower operating costs by remotely monitoring vehicles and asset of any type – including remote and lone workers. MiFleet provides insight to location information, fuel consumption, driver behavior and other data points in which the vehicle or asset can provide. MiFleet improves operational efficiencies, support predictive maintenance scheduling and aids in fleet/asset optimization; allowing fleets to do more with less.

MiFleet goes beyond dots on a map. Its vast catalog of device integrations and ability to support data points beyond location information allows us to aggregate sensor information to go beyond the fleet

MiSensors

MiSensors is our proprietary cloud-based remote sensor monitoring and management platform. It supports sensors of any type or technology. Businesses can remotely monitor their assets, equipment, or environment in real time. Alerts and Notifications are triggered when normal operating conditions are broken, providing immediate decision-making data for customers to run their business, lower their operational expense from a platform that is agnostic with sensor technology or type. Our offering allows customers to create and easily deploy an IoT sensor ecosystem that solves their real-world problems, as well as the ability to scale for future business operations. MiSensors allows our customers to set up multiple business locations, define users via hierarchy, set user-defined sensor reporting thresholds and run reports on the health of the assets in a business. The system is alert driven and notifies the customer of actionable events via email or SMS. Based on industry demand and multiple technology needs across our sales, we are integrating sensors utilizing Lora WAN, BLE and shortly Wi-Fi 6.

Managed Services:

Our clients leverage our extensive expertise in device integration and configuration to ensure the device is performing and gathering data as the client is expecting. Our team of field application engineers work with our clients to expedite device deployments, lowering costs and fast-tracking hardware solutions for mass adoption. Our knowledge and deep understanding of the IoT industry allows us to provide simple integration services, or custom solution design services based on specific customer requests

Connectivity:

We offer a variety of cellular connectivity options in partnership with Tier 1 Cellular Providers, Mobile Virtual Network Operators (MNVOs), and Global Connectivity providers. This broad range is desired by our customers based on their requirements. Such a wide variety of offerings results in significant complication to connectivity management, SIM management, and data consumption reporting. We have compiled our connectivity into one cost effective device and connectivity management platform. MiConnectivity - our SIM Management Platform - is a single pane of glass for us and our clients to manage SIM allocation, activation, usage reporting, and cost management. The consolidation of data usage reporting into one reporting system provides our customers with a distinctive advantage to lower their operating expense relating to cellular connectivity.

Our Industry

Internet of Things (IoT) is the interconnection of various devices, machines or appliances that generate data.  The aim of IoT is not just to create data, but also to extract valuable insights and information from the data generated by various devices. The devices include vehicles, smart phones, gadgets, appliances, and other products with embedded electronic sensors and software that constitute the devices. Demand for IoT is driven by connectivity, cloud computing, and marketing automation.   IoT is used by a variety of industries, organizations, and individuals to raise operational efficiency, reduce risk, enhance functional visibility, increase revenue streams, and guarantee the highest level of client engagement. According to Fortune Business Insights, the global (IoT) market is projected to grow from $714.48 billion in 2024 to $4,062.34 billion by 2032, at a CAGR of 24.3%.

Our Competitive Advantages

We have navigated this complex market by solving real-world, real-time problems. We distinguish ourselves from our competition by integrating our clients’ philosophies into our team so that we may uphold their vision and maintain the integrity of their services. We have a very low turnover rate on our SaaS business and overall have a high customer retention. Our commitment to quality and the availability of our personnel separates us from other providers. Our growth strategy, mentioned above, should also expand our reputation from our peer group.

Our Leadership Team

We have assembled an experienced management team with significant experience in telecommunications, technology and sales. Our Chief Executive Officer, Mr. Chris Bursey, maintains over 20 years’ experience in the wireless communications industry. In addition to our CEO, we maintain a COO, CTO and interim CFO.

Our Growth Strategy

The IoT sector is still developing. The rise and popularity of managing connected devices is emerging, and it is approaching widespread adoption. We believe the following strategies will help us expand our company:

Increase staff. We plan on increasing our staffing base by roughly 100% of our current headcount to meet demand. Currently, we have 10 employees and believe that number can grow to over 20 by early 2026. We seek to hire additional engineers, field technicians, customer service reps, support and salesmen.

Increase marketing. We are an efficient operation leveraging the relationships of management and the goodwill of our existing customers. To increase our exposure, we plan on attending various conferences, exhibitions and trade meetings to boost our profile in the market.

Research and Development. We are developing an aggregated/universal device management platform that we anticipate can be integrated into our current product offerings to our existing clients. The software will speed up the decision-making process by gathering big data at a faster rate.

Purchase inventory. By boosting our inventories, we can avoid supply chain disruptions that adversely impacted our clients. Our increase in inventories will allow our clients to rely on us in greater capacity and provide recurring revenue. This strengthens our position to sell inventory with other value-added managed systems and connectivity solutions.

Acquisitions/Geographic expansion. Our industry is highly fragmented. Our clients have various locations. It behooves us to expand domestically into another highly trafficked metropolitan area. We are seeking complementary IoT companies that can expand our customer base while providing us with visibility in a new location. We are targeting companies that can give us a technological advantage over other service providers.

Expand and Enhance Global Strategic Partnerships. We intend to stay relevant and avoid supply chain disruptions by establishing relationships with leading IoT companies and OEMs. The partnerships should allow immediate access to the most important products on the market. Our goal is to expand and satisfy our existing customer base. We also intend to reach new potential partners in the blockchain telecommunication and IoT industry for additional growth.

Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

●	uncertainty around our future revenue growth and profitability;

●	our possible need to raise additional funding, which may not be available on acceptable terms, or at all;

●	the intensely competitive nature of the market in which we participate;

●	uncertainty around our ability to develop our business and the market’s reception of our services;

●	the success of our efforts to expand, develop, and integrate our products and services;

●	the existence of any defects or disruptions in our services;

●	the impact of natural disasters, pandemics, other catastrophic events, and man-made problems such as war and regional geopolitical conflicts around the world;

●	the security of online computer information, including breaches and enterprise data theft;

●	the impact on our business of data privacy regulations or data privacy breaches;

●	the impact of any weakening of global economic conditions;

●	costs related to our compliance with existing and future regulations;

●	the impact on our business of product liability claims;

●	our ability to protect our intellectual property rights;

●	costs associated with defending possible third party infringement or appropriation claims;

●	our ability to attract and retain qualified key management and technical personnel;

●	our performance in delivering high-quality technical support; and

●	our reliance on a single customer for a substantial portion of our revenues.

●	Impact of tariff and trade restrictions from current political uncertainty

You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled “Risk Factors” beginning on page 7 of this prospectus prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could have a material adverse effect on our business, financial condition and results of operations.

Corporate Information

Our company was incorporated ins incorporated in Florida on September 9, 2006 and reincorporated in Delaware in April 2017, and is located at 11021 Via Frontera, Suite C, San Diego, California 92127. Our telephone number is (858)798-7100. Our website address is https://www.dcsincreaibusiness.com. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus. We have included our website address in the prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an EGC, we are permitted and have elected to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the closing of this offering or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you may hold stock.

The JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an EGC to delay the adoption of accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption is required for private companies. As part of this election, we are delaying the adoption of accounting guidance related to leases and implementation costs incurred in cloud computing arrangements that currently applies to public companies. We are assessing the impact this guidance will have on our financial statements. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.

Smaller Reporting Company Status

We are a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock offered by us	[ ] shares

Common stock outstanding immediately after this offering	[ ] shares (or [ ] shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares of common stock	We have granted the Representative a 45-day option to purchase up to [ ] additional shares of our common stock to cover overallotments, if any.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $[   ], or approximately $[   ] if the underwriters exercise their over-allotment option in full, assuming a public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including potential increases in our staffing, marketing, and inventory levels, expenditures related to research and development, and expenditures related to expanding and enhancing our global strategic partnerships.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section of this prospectus beginning on page 7 for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq symbols	Our common stock is currently quoted on the OTCQX under the symbol “DCSX,” the CSE under the symbol “DCSI,” and the Frankfurt Stock Exchange under the symbol “7QU0.” We have applied for the listing of our common stock on Nasdaq under the symbol “DCSX”. The approval of our listing on Nasdaq is a condition to the closing of this offering.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

●	assumes no exercise by the underwriters of their over-allotment option;

●	assumes no exercise of the warrants to be issued to the representative of the underwriters in this offering;

●	excludes [ ] shares of common stock issuable upon the exercise of outstanding options at a weighted exercise price of $[ ] per share;

●	excludes [ ] shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $[ ] per share;

●	excludes [ ] shares of common stock issuable upon the exercise of convertible debentures, assuming an offering price of [ ] per share, the midpoint of the price range on the cover of this prospectus; and

●	excludes [ ] shares of common stock reserved for future issuance under our 2023 Stock Plan, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2023 Stock Plan.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data as of, and for the periods ended on, the dates indicated, which are derived from our audited consolidated financial statements and notes that are included elsewhere in this prospectus.

Our historical results are not necessarily indicative of our results in any future period. [EA to adjust formatting]

	Years Ended December 31,
	2024	2023
Revenues
Products	$3,492,622	$10,500,565
Solutions and other services	2,915,528	2,527,110
Total revenues	6,408,150	13,027,675
Cost of revenues
Products	3,070,442	7,706,420
Solutions and other services	1,169,025	892,449
Total cost of revenues	4,239,467	8,598,869

Gross profit	2,168,683	4,428,806

Operating expenses
Research and development	258,561	515,691
General and administrative
Compensation and benefits	2,509,091	3,468,826
Depreciation and amortization	188,246	420,966
Professional fees	1,041,901	3,072,330
Bank fees and interest	154,965	272,532
Bad debt expense (recovery)	(57,072)	121,695
Facilities	90,226	78,455
Information technology	153,725	191,783
Advertising and marketing	91,174	246,727
Other	385,060	877,926
Total operating expenses	4,815,877	9,266,931
Loss from operations	(2,647,194)	(4,838,125)

Other income (expense):
Net changes in fair value	(1,349,769)	359,062
Rent	12,000	-
Expense recovery	356,961	-
Gain on debt extinguishment	2,914,776	-
Impairment of intangible	-	(210,056)
Interest expense and accretion	(1,029,725)	(493,077)
Net loss	$(1,742,951)	$(5,182,196)

Net loss per share:
Basic	$(0.76)	$(2.25)
Diluted	$(0.76)	$(2.25)
Weighted average number of shares:
Basic	2,305,079	2,305,079
Diluted	2,305,079	2,305,079

	December 31,	December 31,
Summary Consolidated Balance Sheet Data:	2024	2023
Cash	$603,344	30,723
Total assets	$2,732,937	3,059,005
Total liabilities	$11,955,194	10,666,567
Total stockholders’ equity (deficit)	$(9,222,257)	(7,607,562)

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below and all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks are realized, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment in shares of our common stock. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Financial Position and Need for Capital

Because we have a limited operating history, our future revenue growth remains uncertain and we may not achieve profitability.

We have a limited operating history upon which to base an evaluation of our business and prospects. Although we seek to increase revenues through organic growth and the development of new revenue streams, we cannot assure you that our revenues will increase in future quarters or future years. Operating results for future periods are subject to numerous uncertainties and we cannot provide assurance that we will achieve or sustain profitability. Profitability depends on many factors, including, our success in expanding our product offerings and our customer base, the control of our expense levels, the success of our business activities and general economic conditions. We may make investments in marketing, technology and further development of our operating infrastructure which entail long-term commitments. Our industry as a whole may be adversely affected by industry trends, economic factors and new regulations. Despite our efforts to expand our revenues and achieve profitable operations, we may not be successful. Our prospects must be considered in light of the risks encountered by companies in a relatively early stage of development, particularly companies in new and rapidly evolving markets. We cannot provide assurance we will successfully address any of these risks. If events or circumstances occur such that we do not meet our operating plan as expected, we may be required to reduce our planned research and development activities, incur additional restructuring charges or reduce other operating expenses which may cast substantial doubt on our ability to achieve our intended business objectives.

We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Our working capital may not be sufficient to allow us to execute our business plan as fast as we would like or may not be sufficient to take full advantage of all available strategic opportunities. Our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities may dilute our existing stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and it may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and it may be required to relinquish rights to some of our technologies or product candidate or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product, or be unable to execute our business plans, develop or enhance our services, expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Our management and our independent registered public accountant, in their report on our financial statements as of and for the year ended December 31, 2024, have concluded that due to our need for additional capital, and the uncertainties surrounding our ability to raise such funding, substantial doubt exists as to our ability to continue as a going concern.

As a result of our recurring losses from operations and ongoing negative cash flows, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of, and for the year ended, December 31, 2024, describing the existence of substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or a part of their investment. We may also be forced to make reductions in spending, including delaying or curtailing our planned business strategy, or to extend payment terms with our suppliers or other counterparties. Future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all. Such substantial doubt does not give effect to the receipt of any proceeds from this offering.

Risks Related to Our Business, Strategy and Industry

The industry in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The IoT market in which we compete require continuous innovation and are highly competitive, rapidly evolving, subject to changing technology, shifting customer needs and frequent introductions of new products and services. Our competitors in the IoT enterprise marketplace include vendors of IoT devices and products, cloud platform providers for certain hardware and application vendors, hardware providers offering sensors and cloud integration partners, and IoT platforms from companies that have existing relationships with hardware and software companies. We compete on a service basis, by offering fully integrated IoT device connectivity to a variety of niche markets. New competitors could launch new businesses in our markets at a relatively low cost since technological and financial barriers to entry are relatively low. Some of our current and potential competitors may have competitive advantages, such as greater name recognition, longer operating histories, significant installed bases, broader geographic scope, and larger marketing budgets, as well as substantially greater financial, technical, personnel, and other resources. In addition, our potential competitors may have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers. We may also experience competition from smaller, younger competitors that may be more agile in responding to customers’ demands. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements or provide competitive pricing. As a result, even if our services are more effective than the products and services that our competitors offer, potential customers might select competitive products and services in lieu of purchasing our products and services. For these reasons, we may not be able to compete successfully against our current and future competitors, which could negatively impact our future sales and harm our business and financial condition.

In order to differentiate our products and services from competitors’ products, we must continue to focus on research and development, including software development, and enhance and improve our existing services and adapt to current technologies. If our existing or new products and services fail to achieve widespread market acceptance, if existing customers do not subscribe to our paid subscription services, or if we are unsuccessful in capitalizing on opportunities in the connected IoT market, our future growth may be slowed and our business, results of operations and financial condition could be materially adversely affected.

Our efforts to expand our products and services and to develop and integrate our existing services in order to keep pace with technological developments may not succeed and may reduce our revenue growth rate and harm our business.

We seek to derive revenue from integrating our IoT and machine-to-machine (M2M) product mix, building unique IoT solutions, and from subscriptions to our SaaS cloud computing application services, and we expect this will continue for the foreseeable future. Our efforts to expand our products and services may not result in long term success or significant revenue for us. The markets for certain of our offerings, including our data integration offerings, remain relatively new. In addition, if we fail to anticipate or identify significant Internet-related and other technology trends and developments early enough, or if we do not devote appropriate resources to adapting to such trends and developments, our business could be harmed. Further, if we are unable to develop enhancements to and new features for our existing or new services that keep pace with rapid technological developments, our business could be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature, service or enhancement by customers, administrators and developers, as well as our ability to seamlessly integrate all of our product and service offerings and develop adequate selling capabilities in new markets. Failure in this regard may significantly impair our revenue growth as well as negatively impact our operating results if the additional costs are not offset by additional revenues. In addition, because our services are designed to operate over various network technologies and on a variety of mobile devices, operating systems and computer hardware and software platforms, we will need to continuously modify and enhance our services to keep pace with changes in Internet-related hardware, software, communication, browser, app development platform and database technologies, as well as continue to maintain and support our services on legacy systems. We may not be successful in either developing these modifications and enhancements or in bringing them to market timely. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development or service delivery expenses. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and harm our business.

Defects or disruptions in our services could diminish demand for our services and subject us to substantial liability.

Because our services are complex and incorporate a variety of third-party hardware and proprietary and third-party software, our services may have errors or defects that could result in unanticipated downtime for our subscribers and harm to our reputation and our business. Cloud services frequently contain undetected errors when first introduced or when new versions or enhancements are released. We may from time to time experience system outages resulting in disruptions to, our services. Defects affecting our services may be found following the introduction of new software or enhancements to existing software or in software implementations in varied information technology environments. Internal quality assurance testing and end-user testing may reveal service performance issues or desirable feature enhancements that could lead us to reallocate service development resources or postpone the release of new versions of our software. Such defects could also create vulnerabilities that could inadvertently permit access to protected customer data. Since our customers use our services for important aspects of their business, any errors, defects, disruptions in service or other performance problems, or delays in the development and release of future enhancements to our currently available software, could hurt our reputation and may damage our customers’ businesses. As a result, customers could elect to not renew our services or delay or withhold payment to us. We could also lose future sales or customers may make warranty or other claims against us, which could be detrimental to our reputation and result in an increase in our allowance for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war and regional geopolitical conflicts around the world, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have an adverse effect on us. Our business operations are also subject to interruption by fire, power shortages, flooding, and other events beyond our control. In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Further, acts of war, armed conflict, terrorism and other geopolitical unrest, such as the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, could cause disruptions in our business or the businesses of our partners or the economy as a whole.

In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, cyberattack, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. Climate change could result in an increase in the frequency or severity of such natural disasters. Moreover, any of our office locations or data centers may be vulnerable to the adverse effects of climate change. For example, California, where our operations are primarily located, is a state that frequently experiences earthquakes, wildfires, and resultant air quality impacts and power shutoffs associated with wildfire prevention, heatwaves, and droughts. These events can, in turn, have impacts on inflation risk, food security, water security, and on our employees’ health and well-being. Additionally, all the aforementioned risks will be further increased if we do not implement an effective disaster recovery plan or our partners’ disaster recovery plans prove to be inadequate.

Our business is subject to online security risks, including security breaches and enterprise data theft.

Security remains a significant issue across the entire IoT ecosystem. An increasing number of organizations have reported breaches of their security on their connected devices and many companies have been the subject of sophisticated and highly targeted attacks. Maintaining the security of computer information systems and communication systems is a critical issue for us and our customers. Malicious actors may develop and deploy malware that is designed to manipulate our systems, including our internal network, or those of our vendors or customers. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our information technology systems, our data or our customers’ data. A party who is able to illicitly breach a client’s security protocol could access enterprise and transaction data. We have access to or host confidential information as part of our client relationship management and transactional processing platforms. Our security measures may not detect or prevent security breaches that could harm our or our client’s business. We devote considerable resources to network security, data encryption and other security measures to protect our hardware and software systems and enterprise and client information, but these measures may not provide absolute security. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Furthermore, advances in computer capabilities, new discoveries in the field of cryptography, biometric identification or other developments may not prevent the technology used by us to protect transactional data from being breached or compromised. A party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our or our client’s operations, or damage the computers or business of our users. Any compromise of our client’s system security could result in the unauthorized release of confidential information, violate applicable privacy and other laws, expose us to a risk of loss or litigation and possible liability, and harm our reputation and, therefore, our business. Our insurance policies carry coverage limits which may not be adequate to reimburse us for losses caused by security breaches.

Privacy concerns and laws, evolving regulation of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of our services and adversely affect our business.

Regulation related to the provision of services over the Internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. Although currently focused primarily on consumer personal data, domestic data privacy laws, such as the California Consumer Privacy Act (“CCPA”) effective January 2020, could continue to evolve and expose us to regulatory burdens. Further, data privacy laws and regulations, such as the European Union’s (“EU”) General Data Protection Regulation that took effect in May 2018, impose obligations on data controllers and data processors. Additionally, certain countries have passed or are considering passing laws requiring local data residency. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our products and services, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new products, services and features. These and other requirements could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process data or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from customer data globally. The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from or commitments to customers, lead to significant fines, penalties or liabilities for noncompliance, impact our reputation, or slow the pace at which we close transactions, any of which could harm our business.

In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on our ability to provide our services globally. Our customers may expect us to meet voluntary certification and other standards established by third parties. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business. Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our customers or our customers’ customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception that the privacy of personal information or the security of enterprise information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our cloud-based solutions.

Weakened global economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends in part on worldwide economic and geopolitical conditions. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. These economic conditions can arise suddenly and the full impact of such conditions can remain uncertain. In addition, geopolitical developments, such as trade disputes, new or increased tariffs, or changes to fiscal and monetary policy can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. For more information, see “—Changes to United States tariff and import/export regulations may have a negative effect on our Company and, in turn, harm us.” Moreover, these conditions can affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our IoT services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect attrition rates, all of which could adversely affect our future sales and operating results.

Our business is subject to government regulation and future regulation or regulatory changes may increase the cost of compliance and doing business.

We are subject to various federal, state and local laws, regulations and administrative practices affecting our business. These include the requirement to obtain business licenses and certifications, and other such legal requirements, regulations and administrative practices required of businesses in general. The foregoing regulatory matters may also be applicable to any of our collaborative partners or licensees. In addition, we are currently or potentially subject to laws and regulations affecting our operations in a number of areas, including data privacy requirements, intellectual property ownership and infringement, and security. We cannot predict the impact, if any, that future internet or IoT-related regulation or regulatory changes might have on our business. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;

●	mandatory changes to our solutions and services;

●	disgorgement of profits, fines, and damages;

●	civil and criminal penalties or injunctions;

●	claims for damages by our customers or channel partners;

●	termination of contracts; and

●	loss of intellectual property rights.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, and results of operations could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, financial condition, and results of operations. Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new use cases for our solution could also raise a number of new regulatory issues. Compliance with these laws, regulations, and similar requirements may be onerous and expensive, and variances and inconsistencies from jurisdiction to jurisdiction may further increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could individually or in the aggregate make our services less attractive to our customers, delay the introduction of new products or services in one or more regions, or cause us to change or limit our business practices.

Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.

Our customers and potential customers conduct business in a variety of industries, including manufacturing, automotive, agriculture, retail, transportation and logistics and telecommunications. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our customers’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our services where required, our business may be harmed. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our customers may expect may have an adverse impact on our business and results. If in the future we are unable to achieve or maintain industry-specific certifications or other requirements or standards relevant to our customers, it may harm our business and adversely affect our results.

Further, in some cases, industry-specific laws, regionally-specific, or product-specific laws, regulations, or interpretive positions may also apply directly to us as a service provider. The interpretation of many of these statutes, regulations, and rulings is evolving in the courts and administrative agencies and an inability to comply may have an adverse impact on our business and results. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business. We may in the future be subject to litigation containing allegations that one of our customers violated an industry-specific law. A determination that we violated such a law could expose us to significant damage awards that could, individually or in the aggregate, materially harm our business.

Our business may expose us to product liability claims for damages resulting from the design or manufacture of our products. Product liability claims, whether or not we are ultimately held liable for them, could have a material adverse effect on our business and results of operations.

We may be subject to product liability claims for certain of our products if they are alleged to be defective or cause harmful effects. Product liability claims or other claims related to our products, regardless of their outcome could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products.

Our operations are subject to the effects of a rising rate of inflation which may adversely impact our financial condition and results of operations.

Inflation in the United States began to rise significantly in the second half of the calendar year 2021. This is primarily believed to be the result of the economic impacts from the COVID-19 pandemic, including the global supply chain disruptions, strong economic recovery and associated widespread demand for goods, and government stimulus packages, among other factors. For instance, global supply chain disruptions have resulted in shortages in materials and services. Such shortages have resulted in inflationary cost increases for labor, materials, and services across the economy, and could continue to cause costs to increase as well as scarcity of certain products. We are experiencing inflationary pressures in certain areas of our business, including with respect to employee wages, however, we cannot predict any future trends in the rate of inflation or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross margins could decrease, and our financial condition and results of operations could be adversely affected.

In addition, inflation is often accompanied by higher interest rates. The possibility of high inflation and extended economic downturn could reduce our ability to incur debt or access capital and impact our results of operations and financial condition even after these conditions improve.

Risks Related to our Intellectual Property

Our inability to protect our intellectual property rights could diminish the value of our products, weaken our competitive position and reduce our future revenue.

We rely on a combination of patent, copyright and trademark laws, trade secrets, some software security measures (e.g., to protect trade secrets), license agreements and nondisclosure agreements to protect our intellectual property, all of which offer only limited protection. We pursue the registration of trademarks but currently hold no patents on our products. Our commercial success may depend in large part on our ability to protect our trade secrets, and to obtain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. We intend to seek to protect our proprietary position by filing and prosecuting patent applications in the United States related to our technologies and products that are important to our business. However, the steps we take to protect our intellectual property rights may be limited or inadequate. For instance, we will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights, or unauthorized or unlawful use of our technology, software, or intellectual property rights. In addition, a counterparty to a nondisclosure agreement may breach the agreement, and litigation to enforce our rights could cause us to divert resources away from our business operations.

Effective trade secret, copyright, trademark, domain name and patent protection is expensive to develop and maintain, in terms of initial and ongoing protection measures, registration requirements and the costs of maintaining and defending our rights. Any of our future patents, trademarks or other intellectual property rights may be discovered through third party reverse engineering or careless or departing employees, challenged by others, or invalidated through administrative process or litigation. We may be required to protect our intellectual property, a process that is expensive and may not be successful or which we may not pursue in every jurisdiction. We may, over time, increase our investment in protecting our intellectual property through patent filings that could be expensive and time-consuming. We may be unable to obtain patent protection for the technology covered in our patent applications or the patent protection may not be obtained quickly enough to meet our business needs.

Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. There is also no guarantee that third parties will abide by the terms of our agreements or that we will adequately be able to enforce our contractual rights. Our competitors may also independently develop similar technology without infringing our intellectual property rights. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as the laws of the United States. Moreover, laws in the United States and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Our failure to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could reduce demand for our products, affect our brand, cause us to incur significant expenses and harm our business.

We may in the future be sued by third parties for various claims including alleged infringement or appropriation of proprietary rights.

The software and internet industries are characterized by the existence of a large number of trade secrets, patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights against us, demanding license or royalty payments or seeking payment for damages, injunctive relief and other available legal remedies through litigation. Our technologies may be subject to injunction if they are found to infringe the rights of a third-party or we may be required to pay damages, or both. Further, many of our subscription agreements may require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling on such a claim.

The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, whether through settlement or licensing discussions, or litigation, could be time-consuming and expensive to resolve, divert management attention from executing our business plan, result in efforts to enjoin our activities, lead to attempts on the part of other parties to pursue similar claims and, in the case of intellectual property claims, require us to change our technology, change our business practices, pay monetary damages or enter into short- or long-term royalty or licensing agreements.

Any adverse determination related to intellectual property claims or other litigation could prevent us from offering our services to others, could be material to our financial condition or cash flows, or both, or could otherwise adversely affect our operating results. In addition, depending on the nature and timing of any such dispute, an unfavorable resolution of a legal matter could materially affect our current or future results of operations or cash flows in a particular quarter.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, misappropriation, violation, and other losses.

In some cases our agreements with customers and other third parties include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or violation, damages caused by us to property or persons, or other liabilities relating to or arising from our solution or other contractual obligations. Pursuant to certain agreements, we do not have a cap on our liability and any payments under such agreements would harm our business, financial condition, and results of operations. Although we normally limit our liability with respect to some of these indemnity obligations via contract, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

Risks Related to the Company

Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.

Our board of directors (the “Board”) places heavy reliance on the continued services of the Company’s Chief Executive Officer, Christopher Bursey, and his industry experience and relationships, management and operational skills. If we were to lose the services of Mr. Bursey, we could face substantial difficulty in hiring a qualified successor or successors and could experience a loss in performance while any successor obtains the necessary training and experience. Further, our success depends in large part upon the continued services of our key management, technical and other specialized personnel. The loss of one or more members of our management team or other key employees could delay our growth and development and materially harm our business, financial condition, results of operations and prospects. The relationships that our team have cultivated within the IoT industry make us particularly dependent upon their continued employment or services with us. Because our management team is not obligated to provide us with continued service, they could terminate their employment or services with us at any time without penalty, subject to providing any required advance notice. We do not maintain key person life insurance policies for any members of our management team. The technology industry is subject to substantial and continuous competition for personnel with high levels of experience in designing, developing and managing software and Internet-related services, as well as competition for sales executives and operations personnel. Our future success and growth will depend in large part on our continued ability to attract and retain our technical and management personnel. We face the risk that if we are unable to retain existing personnel, or to attract and integrate qualified new personnel, our business, financial condition and results of operations will be adversely affected.

Any failure in our delivery of high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Our customers depend on our support organization to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our service offerings to existing and prospective customers, and our business, operating results and financial position.

We have significant customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derived revenue from one customer totaling 22.5% and 33% of our total revenue for years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, one customer accounted for a total of 18% and 19% of accounts receivable, respectively. There are risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the level of demand for our products and services that will be generated by this customer in the future. In addition, revenues from larger customers may fluctuate from time to time based on their business needs and customer experience, the timing of which may be affected by market conditions or other factors outside of our control. Our larger customers could also potentially pressure us to reduce the prices we charge for our products and services, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations. If our largest customers terminates its relationship with us, such termination could negatively affect our revenues and results of operations

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Although we are researching and developing new markets and products and improving existing products, our research and market development activities may not prove profitable or ultimately prove successful. As we grow, we will need to expand our internal sales, marketing and distribution capabilities to commercialize our products, or enter into collaborations with third parties to perform these services. If we markets our products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities. If we rely on third parties with such capabilities to market our products or decide to co-promote products with collaborators, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and there can be no assurance that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any product. If we are not successful in commercializing our products, either on our own or through third parties, our business, financial condition and results of operations could be materially adversely affected.

Changes to United States tariff and import/export regulations may have a negative effect on our Company and, in turn, harm us.

The United States has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that require us to conduct due diligence on and disclose whether or not our products contain conflict minerals as defined under these provisions. The implementation of these requirements could adversely affect the sourcing, availability, and pricing of the materials used in the manufacture of components used in our IoT devices. In addition, we incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of minerals that may be used in or necessary for the production of our IoT devices and, if applicable, potential changes to IoT devices, processes, or sources of supply as a consequence of such due diligence activities. It is also possible that we may face reputational harm if we determine that certain of our IoT devices contain minerals not determined to be conflict-free or if we are unable to alter our products, processes, or sources of supply to avoid such materials.

We may be unable to compete successfully against existing and future competitors, which could harm our margins and our business.

The IoT business is intensely competitive. We face competition from a large number of existing companies who have significantly greater financial, technical, manufacturing, marketing and distribution resources as well as greater experience than we have. We believe that the general financial success of companies within the IoT market will continue to attract new competitors to the industry, which has a relatively low barrier to entry in some segments, including large technology companies that could expand their platforms or acquire one of our competitors.

We can provide no assurance that we will be able to compete successfully against current or potential competitors. Many of our current and potential competitors have longer operating histories, better brand recognition and significantly greater financial, technical and marketing resources than we do. Many of these competitors may have well-established relationships with manufacturers and other key strategic partners and can devote substantially more resources to such relationships. As a result, they may be able to secure equipment, technology, products and systems, among other things that we may need, from vendors on more favorable terms, fulfill customer orders or requests more efficiently and adopt more aggressive pricing policies than we can. They also may be able to secure a broader range of technologies, products and systems from or develop close relationships with primary vendors. Some competitors may price their products, services, capabilities and systems below cost in an attempt to gain market share.

Increased competition may result in price reductions, reduced gross margin and loss of market share, any of which could harm our business and adversely affect our operating results and financial condition. We may not be able to compete successfully and respond to competitive pressures. Our inability to compete effectively with current or future competitors could harm our business and have a material adverse effect on our results of operations and financial condition.

Risks Related to our Dependence on Third Parties

We rely on third-party manufacturers and suppliers to produce key product components, and shortages, delays and interruptions in supply could impair the delivery of our products and services and harm our business.

We rely on third parties to supply key components used in our products. We do not own manufacturing facilities or supply sources for such components and materials. There can be no assurance that our supply of materials will not be limited, interrupted, restricted in certain geographic regions or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified manufacturers. Any shortage or delay in the supply of key product components would harm our ability to meet scheduled product deliveries. Many of the components used in our products are specifically designed for use in our products, some of which are obtained from sole source suppliers. If demand for a specific component increases, we may not be able to obtain an adequate quantity of that component in a timely manner. Other factors that may affect our suppliers’ ability or willingness to supply components to us include internal management or reorganizational issues, such as roll-out of new equipment which may delay or disrupt supply of previously forecasted components, or industry consolidation and divestitures, which may result in changed business and product priorities among certain suppliers. It could be difficult, costly and time consuming to obtain alternative sources for these components, or to change product designs to make use of alternative components. In addition, difficulties in transitioning from an existing supplier to a new supplier could create delays in component availability that would have a significant impact on our ability to fulfill orders for our products. We may be forced to enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product components may be unique or proprietary to the original manufacturer and it may have difficulty, or there may be contractual restrictions prohibiting us from transferring such skills or technology to another third party and a feasible alternative may not exist.

If we are unable to obtain a sufficient supply of components, or if we experience any interruption in the supply of components, or if our suppliers or manufacturers fail to perform their obligations to us in relation to quality, timing or otherwise, our cost of obtaining these components may increase. Component shortages and delays affect our ability to meet scheduled product deliveries, may damage our brand and reputation in the market, and cause us to lose sales and market share. At times, we may elect to use more expensive transportation methods, such as air freight, to make up for manufacturing delays caused by component shortages, which may affect our ability to supply products within budget and reduce our margins. In addition, at times sole suppliers of highly specialized components may provide components that are either defective or do not meet the criteria required by our customers, distributors or other channel partners, resulting in delays, lost revenue opportunities and material write-offs.

We rely on third parties for technologies that are vital to the functionality of our products and the loss of these relationships could harm our business.

We rely on third parties to obtain non-exclusive patented hardware and software license rights in technologies that are incorporated into and necessary for the operation and functionality of most of our products. In these cases, because the intellectual property we license is available from third parties, barriers to entry into certain markets may be lower for potential or existing competitors than if we owned exclusive rights to the technology that we license and use. Moreover, if a competitor or potential competitor enters into an exclusive arrangement with any of our key third-party technology providers, or if any of these providers unilaterally decides not to do business with us for any reason, our ability to develop and sell products containing that technology would be severely limited.

If third-party developers and providers do not continue to embrace our service model and enterprise cloud computing services, or if our customers seek warranties from us for third-party applications, integrations, data and content, our business could be harmed.

A core part of our enterprise solutions is the interoperability of our platform with third-party IoT products and protocols. Our success depends on the willingness of a growing community of third-party developers and technology providers to build applications and provide integrations, data and content that are complementary to our services. Without the continued development of these applications and provision of such integrations, data and content, both current and potential customers may not find our services sufficiently attractive, which could impact future sales. Further, if these third parties were to alter their products, applications and content, we could be adversely impacted if we fail to timely create compatible versions of our products and solutions. A lack of interoperability may also result in significant redesign costs, and harm relations with our customers. Further, the mere announcement of an incompatibility problem relating to our products could materially adversely affect our business, results of operations and financial condition.

To the extent our competitors supply products that compete with ours, it is possible these competitors could design their technologies to be closed or proprietary systems that are incompatible or work less effectively with our products. As a result, end-users may have an incentive to purchase products that are compatible with the products and technologies of our competitors over our products.

In addition, for those customers who authorize a third-party technology partner access to their data, we do not provide any warranty related to the functionality, security and integrity of the data transmission or processing. Despite contract provisions to protect us, customers may look to us to support and provide warranties for the third-party applications, integrations, data and content, even though not developed or sold by us, which may expose us to potential claims, liabilities and obligations, all of which could harm our business.

Our ability to deliver our services is dependent on the development and maintenance of the infrastructure of the Internet by third parties.

The Internet’s infrastructure is comprised of many different networks and services that are highly fragmented and distributed by design. This infrastructure is run by a series of independent third-party organizations that work together to provide the infrastructure and supporting services of the Internet under the governance of the Internet Corporation for Assigned Numbers and Names (ICANN) and the Internet Assigned Numbers Authority (IANA), now under the stewardship of ICANN. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, denial-of-service attacks or related cyber incidents, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage or result in fragmentation of the Internet, resulting in multiple separate Internets. These scenarios are not under our control and could reduce the availability of the Internet to us or our customers for delivery of our Internet-based services. Any resulting interruptions in our services or the ability of our customers to access our services could result in a loss of potential or existing customers and harm our business.

Any interruptions or delays in services from third-parties, including data center hosting facilities, cloud computing platform providers and other hardware and software vendors, or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm our business.

We currently serve our customers from third-party data center hosting facilities and cloud computing platform providers located in the United States and other countries. We also rely on computer hardware purchased or leased from, software licensed from, and cloud computing platforms provided by, third parties in order to offer our services, including database software, hardware and data from a variety of vendors. Any damage to, or failure of our systems generally, including the systems of our third-party platform providers, could result in interruptions in our services. As we increase our reliance on these third-party systems, our exposure to damage from service interruptions may increase. Interruptions in our services may cause us to issue credits or pay penalties, cause customers to make warranty or other claims against us or to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers, all of which would reduce our revenue. Our business would also be harmed if our customers and potential customers believe our services are unreliable.

These hardware, software, data and cloud computing platforms may not continue to be available at reasonable prices, on commercially reasonable terms or at all. Any loss of the right to use any of these hardware, software or cloud computing platforms could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our services. If we do not accurately plan for our infrastructure capacity requirements and we experience significant strains on our data center capacity, our customers could experience performance degradation or service outages that may subject us to financial liabilities, result in customer losses and harm our business. As we add data centers and capacity and continue to move to cloud computing platform providers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our services, which may damage our business.

We may face fines, penalties, or other costs, either directly or vicariously, if any of our partners, resellers, contractors, vendors or other third parties fail to adhere to their compliance obligations under our policies and applicable law.

We use a number of third parties to perform services or act on our behalf in areas like sales, network infrastructure, administration, research, and marketing. It may be the case that one or more of those third parties fail to adhere to our policies or violate applicable federal, state, local, and international laws, including but not limited to, those related to corruption, bribery, economic sanctions, and export/import controls. Despite the significant efforts in asserting and maintaining control and compliance by these third parties, we may be held fully liable for third parties’ actions as fully as if they were a direct employee of ours. Such liabilities may create harm to our reputation, inhibit our plans for expansion, or lead to extensive liability either to private parties or government regulators, which could adversely impact our business, financial condition, and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

An active, liquid trading market for our common stock does not currently exist and may not develop after this offering, and as a result, you may not be able to sell your common stock at or above the public offering price, or at all.

Prior to this offering, shares of our common stock were quoted on the OTC Markets Group, Inc. OTCQX Marketplace under the symbol “DCSX,” the CSE under the symbol “DCSI,” and the Frankfurt Stock Exchange under the symbol “7QU0.” Trading on the OTCQX marketplace, CSE and the Frankfurt Stock Exchange has been infrequent and in limited volume. Although we intend to apply to list our shares of common stock on Nasdaq in connection with this offering, an active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The public offering price for our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

We may terminate our listing on the Canadian stock exchange in connection with our proposed listing on Nasdaq, which could adversely affect the liquidity and market price of our securities.

In connection with our Nasdaq listing, we may elect to voluntarily delist from the CSE either prior to or following our Nasdaq listing. Delisting from the CSE would reduce the number of trading venues for our securities, which may adversely affect the liquidity of our shares. Reduced liquidity may impair the ability of shareholders to buy or sell our common shares at the desired time or price.

Moreover, the termination of our Canadian listing could affect the investment decisions of certain existing shareholders who are subject to investment mandates or preferences for securities listed on Canadian exchanges, potentially resulting in increased selling pressure. Additionally, delisting may negatively affect our visibility and brand recognition in the Canadian capital markets, and we may no longer qualify for certain indices or benefit from analyst coverage in Canada.

There is no assurance that our Nasdaq listing will provide sufficient replacement liquidity or market support to offset the effects of delisting from the CSE. As a result, the market price of our securities and our overall access to capital could be negatively impacted.

The market price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your securities at or above the public offering price.

The market price of equity securities of technology companies has historically experienced high levels of volatility. If you purchase securities in this offering, you may not be able to resell those securities at or above the public offering price. Following the completion of this offering, the market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including:

●	announcements of new offerings, products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

●	price and volume fluctuations in the overall stock market from time to time;

●	significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

●	fluctuations in the trading volume of our shares or the size of our public float;

●	actual or anticipated changes or fluctuations in our operating results;

●	whether our operating results meet the expectations of securities analysts or investors;

●	actual or anticipated changes in the expectations of investors or securities analysts;

●	litigation involving us, our industry, or both;

●	regulatory developments in the United States, foreign countries, or both;

●	general economic conditions and trends;

●	major catastrophic events;

●	lockup releases or sales of large blocks of our common stock;

●	departures of key employees; or

●	an adverse impact on the company from any of the other risks cited in this prospectus.

In addition, if the stock market for technology companies, or the stock market generally, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

You may be diluted by future issuances of common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our certificate of incorporation authorizes us to issue shares of our common stock for the consideration and on the terms and conditions established by our Boar in its sole discretion. We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing stockholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

A significant number of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Subject to certain exceptions, without the prior written consent of [   ], as representative of the underwriters, we, during the period ending 90 days after the date of this prospectus, and our officers and directors, during the period ending 180 days after the date of this prospectus, and our 5% or greater stockholders, during the period ending 90 days after the date of this prospectus, have agreed not to: (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock; (2) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (3) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, subject to certain exceptions. [   ], in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. See “Underwriting.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the market price of our common stock might impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

You will incur immediate dilution in the net tangible book value of the shares you purchase in this offering.

The public offering price of our common stock will be higher than the net tangible book value per share of outstanding common stock prior to completion of this offering. Based on our net tangible book value as of December 31, 2024 and upon the issuance and sale of shares of common stock by us at the assumed public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $[   ] per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the as adjusted net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, you will experience future dilution. As of December 31, 2024, there were 551,071 shares of common stock available for issuance under the 2023 Stock Plan.  You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our directors, officers and employees under our current and future stock-based compensation plans, including our 2023 Stock Plan.

We are selling a substantial number of shares of our common stock in this offering, which could cause the price of our common stock to decline.

In this offering, we will sell up to [   ] shares of common stock (assuming no exercise by the underwriters of their over-allotment option). The existence of the potential additional shares of our common stock in the public market, or the perception that such additional shares may be in the market, could adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may vary substantially from their currently intended use. Management might not apply our net proceeds in ways that ultimately increase the value of your investment. While we expect to use the net proceeds from this offering as set forth in “Use of Proceeds,” we are not obligated to do so. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion, any legal or contractual limitations on our ability to pay dividends under our loan agreements or otherwise. As a result, if our Board does not declare and pay dividends, the capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in shares of our common stock, and you may have to sell some or all of your common stock to generate cash flow from your investment.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, its trading price and volume could decline.

We expect the trading market for our common stock to be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. As a new public company, we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock may be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and our common stock to be less liquid. Moreover, if one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, or if our results of operations do not meet their expectations, our stock price could decline.

We are an “emerging growth company” and our compliance with the reduced reporting and disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we have elected to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition, and results of operations disclosures; being exempt from compliance with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; being exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; being subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and not being required to hold nonbinding advisory votes on executive compensation or on any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company,” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of this public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.235 billion in annual revenue in any fiscal year, (ii) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act, as amended, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations involves significant legal and financial compliance costs, may make some activities more difficult, time-consuming or costly and may increase demand for our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

We may be subject to additional regulatory burdens resulting from our public listing.

We are working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on Nasdaq. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure holders of our common stock that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company listed on Nasdaq on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on Nasdaq will create additional costs for us and will require the time and attention of management. We cannot predict the amount of additional costs that we might incur, the timing of such costs or the impact that management’s attention to these matters will have on our business.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Following this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing standards of Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend significant resources, including accounting-related costs, and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting as part of our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such times, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could materially and adversely affect our business, financial condition, and results of operations and could cause a decline in the trading price of our common stock.

Provisions in our corporate charter documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us, and the market price of our common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by our stockholders. Such provisions include:

●	our amended and restated certificate of incorporation and amended and restated bylaws authorizes only our board of directors to fill vacant directorships, including newly created seats, and the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors;

●	a prohibition on stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

●	a special meeting of our stockholders may only be called by the chairperson of our board of directors, our Chief Executive Officer, or a majority of our board of directors;

●	our amended and restated certificate of incorporation does not provide for cumulative voting;

●	certain litigation against us can only be brought in Delaware; and

●	advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, as a Delaware corporation, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our certificate of incorporation or our bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation includes an exclusive forum clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any complaint asserting any internal corporate claims, including claims in the right of the Company that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

This choice of forum provision may limit a stockholder’s ability to bring a claim in other judicial forums for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees in jurisdictions other than Delaware, or federal courts, in the case of claims arising under the Securities Act. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. The exclusive forum clause may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. See the section entitled “Description of Capital Stock— Choice of Forum for Certain Lawsuits.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. These forward-looking statements can generally be identified using forward-looking terminology, including the terms “believes,” “estimates,” “continues,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will,” “would” or “should” or, in each case, their negative or other variations or comparable terminology. Such statements are not guarantees of future performance and involve several assumptions, risks and uncertainties that could cause actual results to differ materially from expected results. They appear in several places throughout this prospectus, and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future acquisitions and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include, but are not limited to, risks related to the following:

●	The development of our products and services will require significant capital resources;

●	Limited operating history on which to judge our business prospects and management;

●	Our ability to gain market acceptance of our products and services;

●	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand;

●	Our ability to compete and succeed in a highly competitive and evolving industry;

●	Our industry’s ability to manage the threat of security breaches and data theft on connected devices;

●	Our reliance on third parties to produce key product components and provide industry and technology solutions;

●	Our ability to raise capital and the availability of future financing;

●	The impact of sustained adverse market events, such as increased tariffs, on our and our customers’ business operation;

●	Our ability to manage our research, development, expansion, growth and operating expenses;

●	The failure of an active public market for our common stock to develop;

●	Volatility in the price of our common stock;

●	Future sales of our common stock, or the perception in public markets that these sales may occur;

●	The fact that we have no expectations of paying any cash dividends for the foreseeable future;

●	Securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business;

●	Other risks, uncertainties and factors set forth in this prospectus, including those set forth under “Risk Factors,” Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus. The matters summarized under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus could cause our actual results to differ significantly from those contained in our forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Considering these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such a statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments, except as required by applicable law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

Assuming a public offering price of $[   ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $[   ] (or $[   ] if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by approximately $[   ] (or $[   ] if the underwriters exercise their over-allotment option in full), assuming the number of shares we sell, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, list our common stock on Nasdaq and facilitate our future access to the capital markets. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including potential increases in our staffing, marketing and inventory and expenditures related to research and development, as follows:

●	approximately $[ ] for increases in marketing;

●	approximately $[ ] for increase in inventory;

●	approximately $[ ] for increases in our staffing;

●	approximately $[ ] for expenditures related to research and development.

●	approximately $[ ] for expenditures related to expand and enhance our global strategic partnerships; and

●	approximately $[ ] for working capital reserves.

We do not currently have a specific plan for a significant portion of the remaining net proceeds. As of the date of this prospectus, we cannot specify with certainty all of the particular uses of the net proceeds that we receive from this offering and, as a result, are not able to allocate the net proceeds among any potential uses at this time in light of the variety of factors that will impact how we ultimately utilize such net proceeds. Accordingly, we will have broad discretion in using these proceeds. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.” We may also use a portion of the net proceeds of this offering for the potential future acquisitions of, or investments in, technologies or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or make any such investments.

The timing and amount of our actual expenditure will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

MARKET FOR OUR COMMON STOCK AND RELATED MATTERS

Our common stock is presently quoted on the OTCQX under the symbol “DCSX,” the CSE under the symbol “DCSI,” and the Frankfurt Stock Exchange under the symbol “7QU0.” We have applied to have our common stock listed on Nasdaq under the symbol “DCSX”. No assurance can be given that our application will be approved. If our application is not approved, we will not complete this offering.

As of the date of this prospectus, there were approximately [   ] holders of record of our common stock.

DIVIDEND POLICY

Since our inception, we have not paid any dividends on our common stock, and we currently expect that, for the foreseeable future, all earnings, if any, will be retained for use in the development and operation of our business. In the future, our Board may decide, at its discretion, whether dividends may be declared and paid to holders of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2024:

●	on an actual basis; and

●	on an as adjusted basis, giving effect to (i) the sale and issuance by us of [ ] common shares in this offering, based upon an initial public offering price of $[ ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the conversion of $[ ] outstanding under a convertible note into [ ] shares of common stock.

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Summary Historical Consolidated Financial Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of December 31, 2024
	Actual	As Adjusted(1)
Cash	$

Long-term debt
Long-term liabilities
Total long-term debt
Stockholders’ equity (deficit):
Common stock, with a par value of $0.00001; 5,714,286 shares authorized; [ ] and [ ] shares issued and outstanding at December 31, 2024 and as adjusted, respectively
Additional paid in capital
Accumulated other comprehensive (loss) income
Accumulated deficit			)
Total stockholders’ equity (deficit)
Total Capitalization	$

Each $1.00 increase (decrease) in the assumed public offering price of $[   ] per share would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $[   ], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares offered by us at the assumed public offering price of $[   ] per share would increase (decrease) the as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $[   ].

(1)	Unless we indicate otherwise, all information in this section entitled “Capitalization”:

●	assumes no exercise by the underwriters of their over-allotment option;

●	assumes no exercise of the warrants to be issued to the representative of the underwriters in this offering;

●	excludes [ ] shares of common stock issuable upon the exercise of outstanding options at a weighted exercise price of $[ ] per share;

●	excludes [ ] shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $[ ] per share;

●	excludes [ ] shares of common stock issuable upon the exercise of convertible debentures, assuming an offering price of [ ] per share, the midpoint of the price range on the cover of this prospectus; and

●	excludes [ ] shares of common stock reserved for future issuance under our 2023 Stock Plan, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2023 Stock Plan.

DILUTION

If you invest in shares of our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

Our historic net tangible book value of our common stock as of December 31, 2024 was approximately $[   ], or $[   ] per share, based on the number of shares of our common stock outstanding as of December 31, 2024. Historic net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock.

After giving effect to (i) the receipt of the net proceeds from our sale of [   ] shares of common stock in this offering at an assumed public offering price of $[ ] per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting underwriting discount and estimated offering expenses payable by us, and (iii) the conversion of $[   ] outstanding under convertible debentures into [   ] shares of our common stock, our as adjusted net tangible book value as of December 31, 2024, would have been [   ], or $[   ] per share. This represents an immediate increase in as adjusted net tangible book value of [   ] per share to our existing stockholders and an immediate dilution of $[   ] per share to investors purchasing securities in this offering.

We calculate dilution per share to new investors by subtracting the historic net tangible book value per share from the public offering price per share paid by the new investor. The following table illustrates the dilution to new investors on a per share basis:

Assumed public offering price			$
Historic net tangible book value per share as of December 31, 2024	$	)
Increase in net tangible book value per share attributable to new investors in this offering	$
As adjusted net tangible book value per share after this offering			$
Dilution in net tangible book value per share to new investors in this offering			$

If the underwriters’ option to purchase additional shares to cover over-allotments is exercised in full, the as adjusted net tangible book value per share after giving effect to this offering would be $[   ] per share, representing an immediate increase to existing stockholders in net tangible book value from historical net tangible book value of $[   ] per share, and immediate dilution to new investors in this offering of $[   ] per share.

Each $1.00 increase or decrease in the public offering price, would increase or decrease, as applicable, our as adjusted net tangible book value per share by $[   ] per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $[   ] per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 100,000 in the number of shares of common stock offered by us would increase or decrease, as applicable, our as adjusted net tangible book value per share by approximately $[   ] per share and increase or decrease, as applicable, the dilution to new investors by $[   ] per share, assuming the public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an as adjusted basis as of December 31, 2024, the differences between the number of shares of common stock purchased from us, the total cash consideration and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the assumed initial public offering price of $[   ] per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing shares of common stock in this offering will pay an average price per share substantially higher than our existing investors paid.

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
Existing stockholders
New investors participating in this offering

If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by existing stockholders will be reduced to [   ]% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 44% of the number of shares to be outstanding after this offering.

The tables and calculations above are based on [   ] shares of our common stock outstanding as of December 31, 2024 on an actual basis and exclude:

●	assumes no exercise by the underwriters of their over-allotment option;

●	assumes no exercise of the warrants to be issued to the representative of the underwriters in this offering;

●	excludes [ ] shares of common stock issuable upon the exercise of outstanding options at a weighted exercise price of $[ ] per share;

●	excludes [ ] shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $[ ] per share;

●	excludes [ ] shares of common stock issuable upon the exercise of convertible debentures, assuming an offering price of [ ] per share, the midpoint of the price range on the cover of this prospectus; and

●	excludes [ ] shares of common stock reserved for future issuance under our 2023 Stock Plan, as well as any automatic increases in the shares of common stock reserved for future issuance under the 2023 Stock Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with “Summary Historical Consolidated Financial” and the financial statements and related notes included elsewhere in this prospectus. Such discussion and analysis reflects our historical results of operations and financial position and does not give effect to the completion of this offering. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus

Overview

We are a provider of Internet of Things (IoT) products, services and solutions. We deliver enhanced one-stop solutions that connect assets to increase visibility, operational efficiency, and profitability. We provide our solutions and services to a variety of industries including Asset Location Management, Supply Chain Logistics and Transportation. We are a chosen global partner of service providers, value-added collaborators, system integrators, and enterprises due to our commitment to quality and demonstrated experience. Our customers include technology distributors, cellular network operators, fleet service providers and any business that needs to monitor or draw data from their machine-based assets. We serve our clients by simplifying IoT Technologies, making them less costly, easier to deploy and overall, more efficient. We intend to continue expanding our long-standing relationships and work strategically with our partners, to jointly build leading IoT solutions based on integrated hardware, cloud-based software, and other services.

Our current SaaS solutions include MiFleet™, which provides fleet and vehicle SaaS telematics, MiSensors™, which provides machine-to-machine device management and service enablement for wireless sensors, and MiFailover™, which provides high-speed wireless internet failover to small and medium-sized businesses as a redundancy solution to continue to run their business in the event the internet is not available. In addition, we have deployed MiConnectivity to provide wireless data connectivity for global connectivity through our fully integrated SIM management platform and MiServices™ to provide managed services solution that includes all-inclusive device readiness program and engineering support. These services include software development, hardware integration and logistics support from SIM to shipment, including device preparation, custom labeling, packaging, configuration confirmation, and system-side checks.

We were incorporated in 2006 and have traditionally been a distributor of IoT components and a system integrator that assisted clients in installing such components into their installed systems and applications. We have focused on providing hardware items and solutions that have aided in data collection, analysis and management. Since 2021 we have been transitioning from a value-add hardware reseller to a SaaS-based, recurring revenue, customized solutions provider, offering turnkey IoT solutions for new and existing customers. SaaS and other services revenue accounted for approximately 35.2% of our total revenue for the year ending December 31, 2024.

The global costs and prices of IoT sensors and products continue to drop in price and margin. As a response to this, and an interest to develop more vertically integrated, comprehensive solutions, we began to develop software applications and databases that can analyze and manage the data that its IoT hardware has traditionally just collected. We believe that this will provide us with the opportunity to increase our gross and net profit margins by providing more services and software – through the cloud and/or via a SaaS business model. Currently, we focus on three primary business units for generating growth in our revenue streams.

Smart Hardware Provider. We utilize smart hardware from an expanding group of suppliers to deploy through our strategic agreements with channel partners including Verizon, U.S. Cellular, Synnex and Hyperion Partners as the basis to develop our own end-to-end SaaS based intelligent business solutions.

SaaS Software Solutions Provider. Our products and services then enable devices to communicate with each other and with servers or cloud-based application infrastructures. These software applications address and solve real-world data collection and monitoring problems to best serve our customers and manage their evolving business requirements.

Industry Technology Innovation. We have sold to customers within various smart hardware-related vertical markets that are tied to the broad IoT market. These areas have included markets such as fleet management, healthcare, retail point-of-sale, industrial, energy and utilities and safety and security. As we apply our competencies, we can now address a broadening spectrum of software application markets.

We are continuing to evolve from our smart hardware distribution base of mobile broadband hardware to providing end-to-end solutions for mobile internet, and vertical markets. We serve our clients by simplifying IoT technologies, making them less costly, easier to deploy and overall, more efficient. We intend to continue to leverage our long-standing relationships with strategic partners and jointly build differentiated IoT solutions based on integrated third-party equipment along with our application software. We believe this mixed hardware and software implementation will allow us to build new, more robust, solutions that address multiple customer problems operating on a single company platform.

Outlook

We continue to expand the industries we serve which now include property management, restaurants, healthcare, cold chain management, retail, offices, fleet management, public safety, and construction.

Large cellular network providers have transitioned to 5G wireless technologies and we believe our relationships with the cellular network providers along with our customizable IoT product and service offerings, will provide us with significant sales opportunities. Our relationships throughout the IoT ecosystem are key to success.

Key Business Metrics

The following table shows a summary of our key business metrics as of the periods presented:

December 31, 2024
Annual recurring revenue (“ARR”)	$2,792,541

ARR

We believe that ARR is a key indicator of the trajectory of our business performance, enables measurement of the progress of our business initiatives, and serves as an indicator of future growth. We define ARR as the annualized value of subscription contracts that have commenced revenue recognition as of the measurement date. ARR highlights trends that may be less visible from the face of our financial statements due to ratable revenue recognition. ARR does not have a standardized meaning and is not necessarily comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and is not intended to be combined with or to replace it. ARR is not a forecast and the active contracts at the date used in calculating ARR may or may not be extended or renewed.

Results of Operations for the Year Ended December 31, 2024

Revenues for the year ended December 31, 2024 were $6,408,150 compared to $13,027,675 for the year ended December 31, 2023. The 67% decrease was primarily due to a decrease in product revenue from $10,500,565 in 2023 to $3,492,622 in 2024, as a result of the restructuring of the Company’s sales strategy to prioritize high-margin recurring SaaS revenue over lower-margin, one-time hardware sales, which was partially offset by an increase in solutions and other services revenue from $2,527,110 in 2023 to $2,915,528 in 2024.

Cost of revenues for the year ended December 31, 2024 were $4,239,467 compared to $8,598,869 for the year ended December 31, 2023, as a result of the restructuring of the Company’s sales strategy to prioritize high-margin recurring SaaS revenue over lower-margin, one-time hardware sales.

The Company went through and aggressively reworked the pricing models to achieve healthier margins. The Company also expanded the portfolio of product offerings, which permitted higher margin sales.

General and administrative expenses for the year ended December 31, 2024 were $4,512,076 compared to $8,657,068 for the year ended December 31, 2023. The decrease was primarily due to (i) a decrease in professional services fees from $3,072,330 in 2023 to $1,041,901 in 2024, as the Company ceased its previous IPO process in the fourth quarter of 2023, and (ii) a decrease in compensation and benefits from $3,468,826 in 2023 to $2,509,091 in 2024, as a result of the Company’s restructuring process and the Company’s decision to preserve working capital for operations.

Research and development expenses for the year ended December 31, 2024 were $258,561 compared to $515,691 for the year ended December 31, 2023. The decrease was a result of reduced testing for new hardware devices and fewer resources allocated to R&D.

Interest expense and accretion for the year ended December 31, 2024 were $1,029,725 compared to $493,077 for the year ended December 31, 2023. The increase was primarily due to the interest expense of additional loans, promissory notes, and convertible debentures that were obtained for financing in 2024.

Gain on debt extinguishment for the year ended December 31, 2024 was $2,914,776 compared to nil for the year ended December 31, 2023. The Company entered into an agreement with a vendor to restructure the payables into a long-term loan with a principal of $3,200,000, bearing interest at 10%. As a result, the balance of $2,914,776 of the payables owed to this vendor was forgiven.

Net changes in fair value of derivatives for the year ended December 31, 2024 was due to an increase in liability for $1,349,769 compared to a decrease in liability for $359,062 for year ended December 31, 2023. The increase in liability was primarily due to the promissory notes and convertible debentures the Company entered into in 2024.

Net loss for the year ended December 31, 2024 was $1,742,951 compared to $5,182,196 for the year ended December 31, 2023. The decrease was primarily the result of cost-cutting initiatives and preservation of work capital for operations.

Liquidity and Capital Resources

 We define capital as consisting of issued share capital, reserves and accumulated deficit. We expect to fund our operating costs over the next twelve months from expanding sales of our current products and solutions that support our growth and raising additional capital as necessary. Our continuing operations and financial viability are dependent upon the extent to which we can successfully raise the capital to implement our future plans and ultimately on generating sufficient revenue to attain profitable operations. As of December 31, 2024, we had a working capital deficiency of $5,286,995. We were not subject to any externally imposed capital requirements or debt covenants as of December 31, 2024.

In January 2020, we entered into a two-year agreement with TAB Bank (“TAB”) for a $2,500,000 credit facility. On December 31, 2024, the outstanding balance on the credit facility was $206,084. The agreement is extended automatically for a successive one-year term, with the current expiry date being January 23, 2026. Interest is payable monthly at a rate the greater of (a) 90-Day SOFR rate plus 4.50% and (b) 6.41%. Under the TAB Bank credit facility, we are obligated to assign all our accounts receivables, and we may request advances up to 90% of domestic accounts less than 90 days from the invoice date and not subject to offset up to $2,000,000. In addition, there is an administration fee equal to 0.008% per diem of the outstanding daily obligations. Alternatively, we may borrow an amount limited to the lesser of: (a) 50% of the cost of eligible inventory, (b) 50% of funds employed and, (c) $500,000 (the “Inventory Advance”). In addition, there is an administration fee equal to 0.01% per diem of the outstanding daily obligations.

On June 7, 2024, as the result of a vendor changing its terms with us from billing devices and device management subscriptions from a payment term of 36 months down to 30 days reducing the frequency of occurrence for long term payables, we entered into an agreement with the vendor to restructure the payables into a long-term loan with a principal of $3,200,000, bearing interest at 10%. The interest is due quarterly, and the principal will be due on June 7, 2029. As of December 31, 2024, we recorded $196,394 of accrued interest and finance fee, and a carrying balance of $3,396,394 of the loan was outstanding.

During the year ended December 31, 2023, we entered into two loan agreements and pledged $110,532 of inventory as collateral. We entered into two additional loan agreements during the years ended December 31, 2024, and pledged an additional $234,312 of inventory as collateral. During the year ended December 31, 2024, we recorded $122,044 (2023- $7,157) of interest expense and finance charges in the consolidated statement of loss and comprehensive loss in connection to the four loan agreements. As of December 31, 2024, a carrying balance of $160,233 of (2023 - $143,362) the loans were outstanding. The loans have the following terms as of December 31, 2024.

	Loan 1	Loan 2	Loan 3	Loan 4
Expected term (months)	12	60	36	24
Interest rate	35.28%	6.77%	19.02%	16%
Payable within 12 months	$1,371	$11,320	$20,142	$57,594
Payable not due in 12 months	-	$34,169	$9,921	$25,716

In April 2024, we entered into a promissory note agreement of $100,000, bearing interest at 19% per annum (accruing semi - annually and payable every six months), and maturing on April 15, 2026, or a period of 24 months. As additional consideration, we issued 10,000 purchase warrants on September 11, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.00 per share for a period of 24 months from the date of issuance.

In May 2024, we entered into a loan agreement with a third party for proceeds of $250,000. The loan is repayable in 24 monthly payments starting May 2024, bearing interest at 22.2%, and is secured by a general security agreement on our assets. In May 2024, we also entered into a promissory note of $100,000, bearing interest at 19% per annum (accruing annually and payable at maturity date), and maturing on May 24, 2026, or a period of 24 months. As additional consideration, we issued 10,000 purchase warrants on September 11, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.00 per share for a period of 24 months from the date of issuance.

In June 2024, we entered into a promissory note of $100,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on June 28, 2026, or a period of 24 months. As additional consideration, we issued 20,000 purchase warrants on September 11, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.00 per share for a period of 24 months from the date of issuance.

In July 2024, we entered into a promissory note of $50,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on July 8, 2026, or a period of 24 months. As additional consideration, we issued 10,000 purchase warrants on September 11, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.00 per share for a period of 24 months from the date of issuance.

In August 2024, we entered into (i) two loan agreements with third parties for proceeds of $174,221 and $200,000. The loans are repayable in 65 and 35 weekly payments, respectively, starting August 2024, bearing interest at 23.5% and 37.24%, respectively, and are secured by a general security agreement on our assets; (ii) a promissory note of $250,000, bearing interest at 19% per annum (accruing annually and payable at maturity date), and maturing on August 24, 2026, or a period of 24 months; and (iii) another promissory note of $75,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on August 31, 2026, or a period of 24 months. As additional consideration for the promissory note maturing on August 24, 2026, we issued 50,000 purchase warrants on October 16, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $3.09 per share for a period of 24 months from the date of issuance. As additional consideration for the promissory note maturing on August 31, 2026, we issued 15,000 purchase warrants on October 9, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $3.14 per share for a period of 24 months from the date of issuance.

In September 2024, we issued replacement convertible promissory debentures totaling $1,741,589, bearing interest at 15% per annum (accruing annually and payable at maturity), and maturing on September 13, 2025, or a period of 12 months to settle indebtedness related to the convertible debentures issued in 2022. The debentures are not prepayable by us unless approved by the holders of a majority in principal amount of the debentures. Under the debentures, we have agreed to customary covenants, including regarding payment of principal and interest, continuing lawful conduct of business, payment of taxes, compliance with laws, limitation on distribution or declaration of dividends to shareholders, limitations on liens and encumbrances. Upon a default, all principal and interest due or accruing shall become immediately due and payable. Events of default include failure to make payments of principal or interest that remains uncured for 30 business days after notice by holder, failure to observe or perform any covenant or agreement that remains uncured for 30 business days after notice by holder, any order or petition for winding up, any assignment or bulk sale of assets, or petition for bankruptcy filed or presented against us, any bankruptcy or insolvency proceeding being commenced against us, we cease or threaten to cease our business, or any appointment of a receiver or receiver manager. The debentures are non-negotiable and non-transferable. The debentures are convertible, at the option of the holder, into our common stock at a price of $6 per share. In connection with the issuance of the debentures, on October 10, 2024, we issued 196,582 share purchase warrants as additional compensation. Each warrant entitles the holder to purchase one common stock at a price of CAD $3.20  per share for a period of 24 months from the date of issuance of the warrants.

As of December 31, 2024, we had outstanding warrants as follows:

Date of Expiry	Number of Warrants Outstanding	Exercise Price		Weighted Average Remaining Life (years)
September 11, 2026	50,000	CAD $	2.00	1.70
October 9, 2026	15,000	CAD $	3.09	1.77
October 10, 2026	196,582	CAD $	3.20	1.78
October 16, 2026	50,000	CAD $	3.14	1.79

In November 2024, we entered into (i) a promissory note of $100,000, bearing interest at 19% per annum (accruing semi-annually and payable every 6 months), and maturing on November 22, 2026, or a period of 24 months, and (ii) a promissory note of $50,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on November 27, 2026, or a period of 24 months. In December 2024, we entered into (i) a promissory note with an aggregated total of $200,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on December 10, 2026, or a period of 24 months; and (ii) a promissory note of $50,000, bearing interest at 19% per annum (accruing annually and payable annually), and maturing on December 26, 2026, or a period of 24 months. In January 2025, we entered into another promissory note of $50,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on January 10, 2027, or a period of 24 months. On January 10, 2025, in connection with the promissory notes we entered into in November and December 2024 and January 2025, we issued 65,000 share purchase warrants, each entitling the holder to purchase one common stock at a price of CAD $2.95 per share for a period of 24 months from the date of issuance.

As of December 31, 2024, we had outstanding and exercisable stock options as follows:

Date of Expiry	Number of Options Outstanding	Number of Options Exercisable	Exercise Price		Weighted Average Remaining Life (years)
October 5, 2027	178,572	178,572	CAD $	3.29	2.76
February 4, 2032	6,427	5,847	CAD $	2.87	7.10
February 24, 2032	10,715	10,715	CAD $	2.87	7.15
March 14, 2032	8,572	6,696	CAD $	4.13	7.21
May 9, 2027	52,857	52,857	CAD $	8.40	2.35
May 9, 2027	14,286	14,286	CAD $	5.53	2.35
December 23, 2029	177,500	-	CAD $	7.20	4.98

On June 20, 2025, the Company issued interest-bearing promissory notes in the principal amount of $250,000 for a term of 24 months, at an annual interest rate of 19%. Subject to regulatory acceptance, the Company will issue to the lender an aggregate of 50,000 bonus warrants, each exercisable at CAD $3.12 per common share for a period of 2 years. The Company may pre-pay the principal amount of the Promissory Note in whole, or in part, at any time or from time to time without premium or penalty.

Cash Flows

	Years Ended December 31,
	2024	2023
Net cash used in operating activities	(360,299)	(3,417,330)
Net cash used in investing activities	-	(5,213)
Net cash provided by (used in) financing activities	937,266	(114,008)

Cash flows used in operating activities during the year ended December 31, 2024 were $360,299 compared to $3,417,330 during the year ended December 31, 2023.

Net cash used in operating activities during the year ended December 31, 2024 was $360,299, which was primarily attributable to net loss of $1,742,951, net noncash adjustment of negative $329,020, and adjustments for changes in working capital of positive $1,711,672. The adjustments for changes in working capital mainly included (i) an increase in accounts and other receivable of $743,207, (ii) an increase in inventory of $402,437, (iii) an increase in deferred revenue of $1,696,900, partially offset by (i) a decrease in prepaid expenses of $520,356, (ii) a decrease in accounts payable of $224,960, and (iii) a decrease in accrued liabilities of $385,556.

Net cash used in operating activities during the year ended December 31, 2023 was $3,417,330, which was primarily attributable to net loss of $5,182,196, net noncash adjustment of positive $910,739 and adjustments for changes in working capital of positive $854,127. The adjustments for changes in working capital mainly included (i) an increase in accounts and other receivable of $1,858,950, (ii) an increase in prepaid expenses of $715,540, (iii) an increase in accrue liabilities of $179,846, partially offset by (i) a decrease in accounts payable of $1,806,752, (ii) a decrease in inventory of $61,477, and (iii) a decrease in deferred revenue of $32,521.

Cash flows used in investing activities during the year ended December 31, 2024 were nil versus $5,213 during the year ended December 31, 2023. The difference was primarily due to the purchase of equipment in the comparative period.

Cash flows provided by financing activities during the year ended December 31, 2024 were $937,266 compared to $114,008 cash flows used in financing activities during the year ended December 31, 2023. The difference was primarily due to repayments on credit facility were $37,930 in 2024 compared to borrowing $244,015 in 2023. During the year ended December 31, 2024, we received $1,025,000 in promissory notes and $799,835 from loans and there were nil promissory notes received and $140,087 loan received in 2023. In addition, the Company repaid $559,834 of the loans and $60,000 of convertible debentures in 2024, and there were $275,000 repayment of the loans and nil repayment of convertible debenture in 2023.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenue and expenses during the periods presented. On an ongoing basis, management evaluates their estimates and assumptions, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Management bases its estimates on historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on our consolidated financial statements.

Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Allowance for doubtful accounts receivable – We make allowances for doubtful accounts based on its best estimate of the amount of probable credit losses in existing accounts receivable. These are determined based on analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, and changes in customer payment cycles and the customers’ creditworthiness.

●	Provision for excess and obsolete inventory - Inventory is valued at the lower of cost and net realizable value. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. All these estimates involve uncertainty relating to future pricing, demand and market conditions. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Fair value of stock options and warrants, and derivative liability - Determining the fair value of warrants and stock options requires judgements related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on our future operating results or on other components of shareholders’ equity (deficiency).

●	Fair value of the liability component of hybrid financial instrument at initial recognition – Determining the fair value of the liability component requires judgement related to market rate of interest. The market rate of interest used is based on judgement including our own credit risk, economic environment terms, and interest rate charged to comparable companies. Changes in assumptions can materially affect the fair value estimate of the financial instrument.

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent.

 Critical Accounting Judgements

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this prospectus. We believe that the following critical accounting policies are the most significantly affected by judgments and assumptions used in the preparation of our consolidated financial statements: Revenue recognition.

●	Deferred income taxes – judgements are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

●	Going concern – In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Our ability to continue operations is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

●	Revenue Recognition – We sell several telematics devices bundled with a multi-year software licenses under the same contractual arrangement, giving rise to considerations on whether there are distinct performance obligations requiring separate recognition and whether we are acting as principal or agent in the contract. Key considerations in determining whether the performance obligations are distinct are whether the promise to deliver the hardware component of the contract is separately identifiable from other contractual promises as well as the level of interdependency between the components of the contract. We have concluded the bundled contract represents one performance obligation and that we are acting as principal in the arrangement, resulting in us recognizing revenue and cost of sales on a gross basis on delivery of the telematics device. Significant judgement is involved in the assessments made by management.

Financial Instruments

Our financial assets include cash and amounts receivable. The carrying value of cash and amounts receivable approximates their fair value due to their short term to maturity.

Our financial liabilities include accounts payables, loans, derivative liability, credit facility, and customer deposits. The carrying value of these items approximates their fair value, which is the amount recorded on the consolidated statement of financial position.

Financial Risk Factors

Credit risk

In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity and existence of previous financial difficulties. Trade and other receivables relate mainly to our wholesale and retail customers.

Trade and other receivables consist of:

December 31, 2024
Accounts receivables	$678,636
Other receivables	144,377
Allowance for doubtful accounts	(66,055)
Total	$756,958

During the year ended December 31, 2024, $57,072 of bad debt recovery had been recognized in the consolidated statement of operating loss and comprehensive loss.

Aged trade receivable listing:

Days outstanding	December 31, 2024
Current	$2,282,645
1 – 30	(1,870,748)
31 – 60	114,022
61 - 90	157,872
> 90	(5,154)
Total	$678,637

The company’s maximum exposure to credit risk is the combined carrying amount of its financial assets as at December 31, 2024 is $1,364,647.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

We examine current forecasts of our liquidity requirements so as to make certain that there is sufficient cash for its operating needs. These forecasts take into consideration matters such as our plan to use debt for financing its activity, compliance with any required financial covenants and liquidity ratios, and compliance with external requirements such as laws or regulation.

We have a factoring agreement with external funding. Our accounts payable and accrued liabilities have contractual terms of 30 to 90 days, with the exception of one vendor where payment terms of 36 months have been granted. We are exposed to liquidity risk.

Market risk

a) Currency Risk

We are located in the United States and virtually all transactions including our sales and debt are negotiated in US dollars.

b) Interest Rate Risk

Our debt has fixed interest rates and is not exposed to interest rate risk until maturity. Our credit facility is variable based on the 90 day SOFR rate. A 1% increase in the 90 day SOFR rate would not have a significant impact on profit and loss.

c) Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices other than those arising from interest rate risk, financial market risk or currency risk. We are not exposed to significant price risk.

Concentration risk

We derived revenue from one customer totaling 22.5% and 33% of our total revenue for years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, one customer accounted for a total of 18% and 19% of accounts receivable, respectively.

To manage the concentration of customer risk, we continuously look for opportunities to diversify revenue streams and expand our customer base via marketing. All contracts with customers are signed for a term, and we ensure the customer needs are being met by building exceptional customer service relationships.

We have concentrations in the purchases with our suppliers. For the years ended December 31, 2024 and 2023, the two largest suppliers accounted for a total of 83% and 81% of total purchases, respectively.

To mitigate the concentration of vendor risk, we continuously look for opportunities to build a supply chain in different geographic locations (Eastern Europe and Asia), and all vendors are selected after extensive due diligence and testing by our QA team.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

BUSINESS

Our Company

Direct Communication Solutions, Inc. is a technology innovation company in the sensor sector of information technology solutions for the Internet of Things (IoT) market. We were established in 2006 and are headquartered in San Diego, California. We focus our business on generating revenue streams and growth in the following three principal areas.

Smart Hardware Provider. We deploy smart hardware to our customers from an expanding group of suppliers through strategic agreements with channel partners including Verizon Communications, Inc., United States Cellular Corp., Synnex Corporation and Hyperion Partners, and use this deployment as the basis to develop our own end-to-end SaaS based intelligent business solutions. We identify the right device for our client with a focus on the most suitable technology (4G LTE, Bluetooth, WiFi, etc.), price and the features & capabilities of the device to collect the data to solve the client’s problem. Our specialty is aiding global Original Equipment Manufacturers, or OEMs, with devices that are not available or approved to operate in North America and guide the OEM with regulatory guidance, feature requirements and preparing the equipment for the North American market. We assist OEMs who manufacture 4G/5G LTE cellular routers, gateways, GPS devices or Bluetooth/LoraWan Sensors to enter the North American market

SaaS Software Solutions Provider. Our products and services then enable the smart hardware devices we deploy to communicate with each other and with server or cloud-based application infrastructures. Our software applications address and solve real-world data collection and monitoring problems to best serve our customers and manage their evolving business requirements. Our software platform is highly customizable and scalable, supporting best in class devices from industry leading manufacturers. Our software applications are customizable to meet the specific requirements of our customers, providing visibility into the critical assets of that allow our customers to efficiently and effectively run their business through the data points provided by our software applications.

Industry Technology Innovation. Our customers include participants in various smart hardware-related vertical markets that are tied to the broad IoT market, including the fleet management, retail point-of-sale, industrial, energy and utilities and safety and security markets. As we continue to apply our core competencies, we believe that we will be able to address a broadening spectrum of software application markets.

We continue to evolve from our smart hardware distribution base of mobile broadband hardware to providing end-to-end solutions for mobile internet, and vertical markets. We expect to continue to leverage our long-standing relationships with our strategic partners and to build differentiated IoT solutions based on integrating third-party equipment with our proprietary application software. We believe that this mixed hardware and software implementation will allow us to build new and more robust solutions that address multiple customer needs operating on a single company platform.

Our Products and Services

Our full-service IoT solutions allow our customers to obtain real-time data on their operations, assets, and overall business performance. We serve our clients by simplifying IoT technologies, making them less costly and easier to deploy, thereby solving real-world problems and providing our clients with key actionable insights that enable them to run their businesses more effectively and efficiently. Our products and services include Smart Hardware Solutions, Cloud-based SaaS Solutions, Managed Services and Data Solutions.

Smart Hardware Solutions

We provide smart hardware based on the latest 4G/5G technologies that is available for the global IoT business ecosystem. Our smart hardware devices enable end-to-end data intelligence collection and operational analysis to better serve the business needs of our customers. Our global ecosystem of partners and vendors allows us to leverage our smart hardware portfolio into new recurring revenue streams by providing our customers with connectivity, engineering, and logistics services.

GPS Device Portfolio. Because of our clients’ complex business demands, we offer our clients a broad selection of GPS devices. Our extensive ecosystem of GPS devices allows us to provide the right device with the optimal features and functionality to satisfy client requirements. Our GPS device offerings are designed to track, provide data on actionable items and provide detailed reporting on key data points related to our clients’ assets and vehicles. We maintain strategic partnerships with multiple global GPS device manufacturers and are able to access the most appropriate devices on the market to cover substantially all use cases, ranging from basic tracking to dash cameras and ruggedized in-vehicle tablets for electronic logging device (ELD) and workforce management. Additionally, we provide our clients with technical and integration services through our in-house engineers to customize devices in a way that will meet our clients’ requirements.

Sensor Portfolio. We offer a diverse suite of sensors that enable our clients to deploy IoT sensor ecosystems that can address their monitoring needs by providing key insights into actionable items and that can alert them to potential problems within their business before those problems impact business operations. Our extensive sensor portfolio encompasses multiple sensor types and technologies. IoT sensors can detect potential issues and provide actionable intelligence across a wide range of metrics from water leaks in a facility building to possible contamination throughout an operation process. Because sensors can provide advanced insight into potential issues, they allow clients to access data on preventative maintenance early. Sensors can also provide predictive maintenance data, allowing business owners to identify a problem and correct it before it becomes an issue requiring costly repairs or the replacement of valuable assets that can have a significant financial impact. Sensors can be seen as a type of “insurance” for machines.

Cloud-based SaaS Solutions

We offer cloud-based SaaS solutions that are designed to be user-friendly and accessible from both web and mobile applications. These solutions are applicable to multiple industries and can be integrated with other third-party applications, which can add additional value to clients and thereby increase our revenues. Our SaaS solutions collect raw data and enable real-time visibility into alerts, notifications, and predictive maintenance through customizable on-demand reporting.

MiFleet. MiFleet is a transportation and logistics-focused cloud-based platform for small and medium sized businesses of any complexity. Our MiFleet platform is customizable to client requirements and leverages our smart hardware device portfolio, which we believe gives us a significant competitive advantage in the market due to our extensive GPS tracking devices ecosystem. We designed our software platform to optimize fleet operational efficiencies by lowering costs related to fuel consumption, labor, and maintenance. The MiFleet platform also integrates IoT sensor data to track high value assets and goods as they move through the global supply chain. Combining sensors into MiFleet creates additional value and can provide critical tools for managing costs related to lost or perishable products by tracking location and sensor data such as temperature or humidity.

MiSensors. MiSensors is our proprietary cloud-based software platform for IoT sensor deployment, device management and service enablement of our extensive offering of sensor types and technologies. The MiSensors platform is a real-time monitoring solution for IoT sensors that allows our clients to set sensor reporting rules based on their business requirements and receive alerts via email or SMS in the event of a trigger notification. MiSensors allows our clients to deploy customizable IoT sensor ecosystems quickly and easily across multiple business locations, to create hierarchies based on roles, and to set sensor reporting values based on business needs.

Video Telematics. Our video telematics solutions and services complement our fleet-tracking technologies by incorporating cellular dash cameras and video analytics into our product offerings. Video telematics is a fast-growing segment of IoT that provides additional value to our clients and can create higher recurring revenues for us. Our video telematics solutions and services enhance our transportation/logistics offerings by providing real-time video to our clients that we combine with Artificial Intelligence (AI) analysis to identify risky driver behavior, which a company can then act on and correct through coaching, training, or driver termination. Video telematics can also be a valuable tool in helping reduce the risk of unnecessary litigation by capturing video evidence in the event of an accident. Some insurance providers have begun to see the value in video telematics and have offered discounts on premiums based on a reduction of the risk of frivolous lawsuits, which is another potential benefit of the solution.

Managed Services and Connectivity Solutions

We also provide technical services that extend our business reach and capture additional opportunities that are syngeneic with our core solutions through delivery of data connectivity and active managed services. Our service solutions are continuous and can recur throughout the customer lifecycle via optimization. Our knowledge and deep understanding of the IoT industry allows us to provide simple integration services, or custom solution design services based on specific customer requests.

MiConnectivity. MiConnectivity is our global data solution for cellular data connectivity. It can provide additional value to our clients and can increase our recurring revenues by bundling data connectivity with our SaaS platforms and smart hardware. MiConnectivity can provide our customers with valuable insight into the cellular data costs of IoT solutions through analytics and optimization of rate plans across multiple providers of IoT connectivity in one platform. By integrating multiple cellular network technologies, we are able to offer our clients access to global connectivity for multiple devices and technologies. MiConnectivity can help our customers reduce their overall connectivity costs by leveraging our substantial and growing connectivity subscriber base. In addition to providing reduced connectivity costs and valuable insight into device activity and performance, we are also able to provide our clients with customized support in the event issues arise, since we are providing the platform to manage all their devices on a global scale. We believe that MiConnectivity is a cost-effective addition for any customer that needs data services when purchasing our products and solutions.

MiServices. MiServices is our managed services offering that provides our customers a “worry-free” experience when deploying our IoT devices and solutions. Through MiServices we offer engineering and logistical services as a paid service that reduces the cost and complexity of configuring and deploying IoT devices for our clients. Our offering is flexible and can be tailored to our clients’ needs depending on their technical capabilities. MiServices can provide itemized services or can provide a full suite of device deployment services. MiServices offers script development, loading configurations, SIM card insertion, carrier APN settings, pairing device and SIM card, activation services, device readiness validation and custom labeling and packaging. Once deployed, our customers can rely on MiServices for maintenance, technical support and troubleshooting for errors, which can greatly reduce the time and costs for the end-user and thereby increase the efficiency of the customer’s operation.

Our Competitive Strengths

We believe that we have attributes that differentiate us from our competitors and provide us with significant competitive advantages. Our key competitive strengths include:

●	Industry Expertise: Our executive leadership team, consisting of our Chief Executive Officer, our Chief Operating Officer, our Chief Technology Officer, and our interim Chief Financial Officer, has over 60 years combined experience in the technology and IoT industry. The team’s experience and skills are diverse, unique and complement each other in the areas of IoT devices/equipment, software and cellular wireless connectivity. The core of the team has worked together for almost a decade and is committed to our continued growth and overall success.

●	Our Culture: We acknowledge our customer as the most valuable component in our business. We strive to represent ourselves as an extension of our clients’ organizations, and we believe this has contributed greatly to our long-lasting relationships with our customers. Because of our deep involvement with our customers’ business needs, we are able to focus on the delivery of solutions that can meet and exceed their expectations.

●	Our Knowledge: We believe that our broad experience and deep engineering roots are what our clients seek. We strive to simplify complex solutions for mass adoption by working closely with our customer and looking at technology through their eyes to come up with an approach that can be greatly simplified to accommodate their dedicated market segment. We have the privilege of working with some of the most experienced professionals in their respective markets, which helps strengthens our team and our solution offerings.

●	Our Staff: Each of our three departments – Sales, Engineering and Operations – function within their respective boundaries of expertise. Our sales team focuses on customer desires and expectations, and our engineering team creates and builds the solution, while our operations team focuses on the overall delivery and customer experience.

●	Our Competitive Nature: We strive to find what we believe to be the best solutions at the optimal price points to provide our customers with a competitive advantage.

●	Partnerships: We have a demonstrated history of working with North America’s leading cellular wireless carrier partners. Our relationships have allowed us to create solutions that operate on our partners’ cellular networks and enable our partners’ sales channel to leverage our IoT solutions. We are a Platinum partner with Verizon and Mr. Bursey, our Chief Executive Officer, participates in the Verizon IoT Advisory Council, which we believe provides us with valuable insight into future IoT trends and market segments.

●	One Stop Solutions Provider: We believe that our consultative approach, which is predicated on a deep understanding of the inner workings of IoT solutions, gives us a competitive advantage. Our industry is largely fragmented into device manufacturers, software developers and cellular connectivity resellers. In contrast, we offer an “a-la-cart” portfolio that can address each independent need or can combine all elements into a single solution tailored to a customer’s need.

●	Distinctive Solution: Our level of exposure, understanding and experience all contribute to our ability to differentiate ourselves in creating many custom-tailored solutions in the IoT Market. Our clients turn to us to solve a problem – typically a unique problem – and together we collaborate with them in putting the pieces of the solution together, which can include a device, wireless connectivity and software or a software API.

Our Growth Strategy

We seek to connect new and existing devices to eliminate inefficiencies by obtaining real time data for our customers. The adoption of IoT has outpaced traditional products and services in improving business outcomes. The IoT industry is appealing to many industry verticals. Our growth strategy includes:

●	Expand and Enhance Global Strategic Partnerships: We intend to stay relevant and to avoid supply chain disruptions by establishing, expanding, and enhancing our relationships with leading IoT companies and original equipment manufacturers (OEMs). We believe that this approach should give us immediate access to some of the most important products available on the market, which will allow us to satisfy our existing customer base and expand our reach to new customers. We also intend to collaborate with new potential partners in the blockchain telecommunication and IoT industries for additional growth.

●	Reach New Customers-SaaS: We intend to integrate new partnership products and software into our SaaS solutions, which we expect will allow us to create an open ecosystem and expand the value proposition of our SaaS, and thereby increase our revenues by charging for this additional value. We believe that a diversified inventory will provide us with a significant advantage in increasing our SaaS growth. In addition, while we expect to continue to leverage our network of carriers, dealers, and value-add resellers to reach new customers, we also intend to selectively invest in precision marketing programs that will educate targeted groups of potential customers, which we expect will result in a high conversion rate to paying customers. Our execution of this element of our growth strategy is dependent upon our raising fund in this offering.

●	Enter New Verticals: We currently have an established presence in the transportation and logistics markets. However, there are numerous other markets, such as the environment, social and governance (ESG) market, that are underserved and which we intend to address. For example, the IoT plays a critical role in enabling ESG data collection, analysis, and management, and to penetrate this market we are creating a Smart ESG Program and an ESG-specific app that are designed to provide customers with information that they can use to improve their overall performance. Our execution of this element of our growth strategy is dependent upon our raising fund in this offering. This element of our growth strategy will be a lower priority than the strategy outlined under the “Reach new customers-Saas” bullet above in the event we realize a lower level of funding in this offering than we currently anticipate.

●	Invest in New Technologies: We seek to develop new proprietary technologies in a variety of sectors. Our existing team of engineers are actively developing new solutions to sell into our existing customer base. Our execution of this element of our growth strategy is dependent upon our raising funds in this offering.

●	Increase Staffing: We intend to hire additional personnel, specifically engineers and business development professionals, to grow our business with the goal of dedicating more time to customer relationships and retention while continuing to develop new products. Our execution of this strategy is dependent upon raising fund in this offering.

●	Acquisitions: We will take an opportunistic approach regarding strategic acquisitions of accretive companies with high growth potential, and expect to focus on SMB Telematics solutions providers. When evaluating strategic acquisitions, we expect to examine any new technologies, new market verticals, and cross-selling opportunities that a target may provide us. Although we believe acquisitions may play a critical role in our future growth, we do not have any agreements, commitments or plans for any specific acquisitions at this time. Our execution of this strategy is dependent upon raising fund in this offering.

Our History

Direct Communication Solutions, Inc. was formed as a Florida corporation on September 9, 2006 and reorganized on April 3, 2017 under the laws of the State of Delaware. Since our inception, we have been a technology solutions integrator focusing on connecting the IoT. We provide information technology solutions for the IoT market. We distribute IoT components, including sensors and system integrators. Our wireless engineers and industry experts assist clients in integrating components into their systems and applications. We develop industry-specific product and software applications. Our software applications and scalable cloud services collect and assess business-critical data from various types of assets. We generate revenue from product sales, SaaS, managed services and connectivity solutions.

In January 2020, we closed an initial public offering in Canada, consisting of the issuance of 1,328,500 shares of common stock. Our Common Stock began trading on the Canadian Securities Exchange (the “CSE”) under the symbol “DCSI” on January 6, 2020. We are a reporting company in Canada and comply with applicable quarterly and annual reporting requirements. Our fiscal year end is December 31. Our Canadian filings on SEDAR can be found online at www.sedar.com. Our financial statements on SEDAR are prepared in accordance with International Financial Reporting Standards (“IFRS”).

On June 19, 2020, we began trading on the OTCQB Venture Market (“OTCQB”) under the symbol “DCSX.” Neither the Company nor any predecessor has been in bankruptcy, receivership or any similar proceeding. We are not, and never have been, a shell company (as defined in Rule 405 of the Securities Act of 1933 and Rule 12b-2 of the Exchange Act of 1934). Our primary SIC Code is 5045 (Computers, Peripherals and Software).

Our Industry

IoT or Internet of Things is the interconnection of various devices, machines or appliances that generate data. The aim of IoT is not just to create data, but also to extract valuable insights and information from the data generated by various devices. Devices include vehicles, smart phones/gadgets, appliances and other products that have electronic sensors and software embedded into their core systems. Connectivity, cloud computing, and marketing automation are all driving IoT demand. Numerous industries, governments and consumers utilize IoT to enhance operational efficiency, mitigate risks, improve functional visibility, increase revenue streams, and ensure maximum customer engagement.

According to Fortune Business Insights, the global (IoT) market is projected to grow from $714.48 billion in 2024 to $4,062.34 billion by 2032, at a CAGR of 24.3%.

Research and Development

We continue to invest in the research and develop of products and solutions which complement our current core offerings. Our efforts are focused on a proprietary device management platform, as well as a remote monitoring and inventory management system.

The proprietary device management offers overall efficiencies and organizational tools to both our internal operations as well as provide a value-add application for our customer to automate device preparation prior to deployments, analyze in field devices and provide historical status events. Cost reduction of in field devices is the objective.

The remote monitoring and management system provides a global overview to manage company assets, equipment usage and insight into product replenishment. Key data points will drive predictive stock replenishment, equipment servicing and historical data to aid in future decision making processes.

Customer Concentration

We derived revenue from one customer totaling 22.5% and 33% of our total revenue for years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, one customer accounted for a total of 18% and 19% of accounts receivable, respectively. See “Risk Factors – Risks Related to our Business and Industry – We have significant customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.”

Competition

The IoT marketplace for service and solutions providers is highly fragmented. Most vendors offering software and/or hardware address only part of specific industry verticals or a portion of one-stop solutions services.

Over the past few years, sensor prices have dropped considerably due in part to technology innovations. At the same time, the cost of internet bandwidth has also declined precipitously, with the introduction of new technologies like 4G/5G, Category M1 and NBIoT (Narrow Band IoT). Concurrently with this, smartphones are now becoming the personal gateway to the IoT, serving as a remote control or hub for the connected home, connected car, or the health and fitness devices consumers are increasingly starting to wear.

The principal competitive factors impacting the market for our products and services are global scale, innovation, reputation, customer service, product quality, functionality, reliability, time-to-market, responsiveness and price. Our continued success in our vertical markets will depend in part upon our ability to continue to innovate and design quality products and deploy solutions at competitive prices and with superior support services to our customers.

Based on the current market, we believe we are positioned favorably against our competitors. Our products and services allow us to provide the customer a one-stop solutions services from hardware, and software to connectivity. However, some of our competitors have longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition, and greater financial, research and development, marketing, distribution, and other resources. We will explore our strengths and opportunities in the market and may choose to enter or expand into new markets as needed.

Government Regulation

We believe that we are in material compliance with all federal and state regulatory requirements applicable to our business, however regulation related to the provision of services over the Internet is evolving, as federal, state and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. Furthermore, our customers and potential customers conduct business in a variety of industries, and regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. We may be subject to laws and regulations governing issues such as privacy, data security, the use of biometric data, labor and employment, anti-discrimination, whistleblowing and worker confidentiality obligations, product liability, consumer protection and warnings, marketing, taxation, competition, arbitration agreements and class action waiver provisions, and terms of service, among other issues. We are committed to complying with, and helping our customers comply with, applicable regulations and requirements. See “Risk Factors – Risks Related to our Business and Industry – Privacy concerns and laws, evolving regulation of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of our services and adversely affect our business,” “Risk Factors – Risks Related to our Business and Industry – Our business is subject to government regulation and future regulation or regulatory changes may increase the cost of compliance and doing business,” and “Risk Factors – Risks Related to our Business and Industry – Industry-specific regulation and other requirements and standards are evolving and unfavorable industry-specific laws, regulations, interpretive positions or standards could harm our business.”

Intellectual Property

We rely on a combination of patent, copyright and trademark laws, trade secrets, some software security measures (e.g., to protect trade secrets), license agreements and nondisclosure agreements to protect our intellectual property. We pursue registration of trademarks but currently hold no patents on our products.

Human Capital Management

As of December 31, 2024, we employed 24 full-time employees. We have no collective bargaining agreements with our employees, and we have not experienced any work stoppages. We believe that our relations with our employees are good and have been maintained in a normal and customary manner.

The success of our business depends on large part on our ability to attract, retain and develop a diverse population of talented and high-performing employees. We believe that we have attracted a core of seasoned professionals with strong track records and deep experience in the IoT Industry, and these individuals are complemented a group of employees who are eager to learn and who benefit from the experience and leadership of our senior management. We prioritize and invest in creating opportunities to help employees grow and build their careers through ongoing training and exposure to new opportunities within our company and externally with our clients.

Our culture is an extension of our dedicated staff and is based on our core values. We are loyal. We are trusted. We all have a growth mindset, set to achieve the goals of our company and the goals of our clients. We focus on being an extension of our client’s business – executing on tasks as though we are truly a part of their business.

We believe our performance-based approach to compensation has created a culture of winning; group collaboration and a team first mentality. Our staff understands that no matter the role within the company we all have a direct impact on the success of the business. Everyone’s actions contribute to the business.

Properties

Our corporate headquarters is located at 11021 Via Frontera, San Diego, California. This facility comprises approximately 11,543 square feet of space, pursuant to a lease agreement expiring on October 31, 2026. We do not own or lease any other real property. We believe that this facility is suitable to meet our needs, and that, should it be needed, suitable additional or alternative space will be available to accommodate any expansion of our operations.

Legal Proceedings

From time to time, we may be involved in various litigation matters arising in the ordinary course of our business, although we are not currently involved in any such litigation matters.

MANAGEMENT

The following table sets forth certain information as of            , 2025 about our executive officers and members of our Board.

Name	Position
Chris Bursey	President, Chief Executive Officer and Director
Ying Xu	Interim Chief Financial Officer
Eric Placzek	Chief Technology Officer
David Scowby	Chief Operating Officer
William Espley	Director
Shujie Zhong	Director

Chris Bursey is the founder of the Company and has served as our Chief Executive Officer since 2008. Prior to founding DCS, Mr. Bursey has held senior sales and management roles throughout his career as Sales Manager for Novatel Wireless, a communications device company from 1999 – 2001, Director of Sales for Wavecom, an embedded wireless module manufacturer from 2001 – 2003, Co-founder of NexAira, a cellular distribution company, from 2003 – 2004 and Vice President of the Americas region for Motorola Israel, a communications equipment company, from 2004 – 2008. Mr. Bursey began his career as an air traffic controller in the U.S. Navy serving on the USS Midway and the USS Kitty Hawk.

Mr. Bursey’s position as the founder of the Company, as well as his pioneering roles in various aspects of the wireless communications industry ranging from cellular payment processing to the creation of cellular routers and GPS monitoring devices, qualifies him to serve on our Board of Directors.

Ying Xu, our Interim Chief Financial Officer, has over 16 years of experience in audit, mergers and acquisitions, and executive advisory, with a primary focus on Canadian and U.S. public companies across various industries. Ms. Xu is the co-founder of Ethos CPA LLP, a boutique public accounting firm where she has been a Partner since August 2019. Prior to that, Ms. Xu served as the Canadian CFO for MINISO, a major international retail chain, from August 2017 to August 2019. Her prior positions include Senior Assurance Manager at MNP LLP and an auditor at Ernst & Young in Vancouver, among others. Ms. Xu received her Bachelor of Business Administration degree from Simon Fraser University in 2008 and is a Chartered Professional Accountant in British Columbia, Canada.

Dave Scowby has served as our Chief Operations Officer since October 2018, and before that was Vice President, Product Development at the Company from July 2013 to October 2018. Before joining the Company, Mr. Scowby was Director of Sales at ALK Technologies, Inc. (now a Trimble Company, PC*MILER), a transportation and logistics technology company, from June 1995 to September 2003, was Executive Director, Syncwise Division at L1 Technologies, Inc., a technology services provider, from September 2011 to July 2013, and was the founder and President of Kings Management, LLC a sports management company, from July 2004 to December 2007. Mr. Scowby holds a B.S.E. in Engineering & Operations Research Management, and a Certificate in Architectural Design, both from Princeton University.

Eric Placzek is our Chief Technology Officer, a position he has held since September 2018. Mr. Placzek joined the company in 2014 as Field Applications Engineer. Prior to 2014, Mr. Placzek was Field Applications Engineer of CalAmp Corp., a connected intelligence company. Prior to joining CalAmp Eric held the position of Systems Test Engineer at 7Layers (now Bureau Veritas), a testing, inspection and certification company. Mr. Placzek holds a Bachelors of Science in Electrical Engineering and a Masters of Science in Computer Engineering from California State Polytechnic Pomona.

William Espley was appointed director of the company in February 2018. From 2003-2010, Mr. Espley was a founding investor in, and served as Investor Relations principal for, Net 1 UEPS Technologies, Nasdaq-listed payment systems provider. Mr. Espley was also a member of the board of directors of American Bullion Minerals Ltd., a mining claims company, from 2008 to 2011, and was its Vice President from 1997 to 2002. He is currently the President and a director of White Tiger Venture Group Ltd., a position he has held since 2015, and the President and a director of Predictive Health Analytics Inc., a position he has held since 2017. From 1994 to 1996, Mr. Espley was a licensed registered representative for C.M. Oliver & Co., a member firm of all of the Canadian stock exchanges. Prior to that, Mr. Espley was a founder and served as President of Professional Canadian Investment Group Inc. (PROCAN), a venture capital company that funded technology and oil & gas companies, from 1985 to 1994.

Mr. Espley’s expertise in business acquisition planning and financing, as well as his venture capital, investor relations and board experience, all qualify him to serve on our Board.

Shujie Zhong was appointed director of the Company in June 2025. Mr. Zhong is a marketing expert, operations manager, and social media veteran. She has served in various positions in technology companies, such as ByteDance Technology, in the marketing and operations departments. Ms. Zhong holds a Master of Science Degree from the University of East Anglia, Norwich School of Business.

Ms. Zhong’s experience in process optimization, influencer outreach & campaigns, and product launches makes her qualified to serve on our Board.

Corporate Governance

Composition of our Board of Directors

Our business and affairs are managed under the direction of our Board. The number of directors will be fixed by our Board, subject to the terms of our certificate of incorporation and amended and restated bylaws. Our board currently consists of three directors.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

●	Our Board is not staggered, with all of our directors subject to annual re-election;

●	[ ] of our [ ] directors are independent for purposes of Nasdaq listing standards; and

●	We do not have a shareholder rights plan.

Our directors will stay informed about our business by attending meetings of our Board and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

We face a number of risks, including those described under the section entitled “Risk Factors” included elsewhere in this prospectus. The Board actively manages the Company’s risk oversight process and receives periodic reports from management on areas of material risk to the Company, including operational, financial, legal, and regulatory risks. The Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee assists the Board with its oversight of the Company’s major financial risk exposures. The Compensation Committee assists the Board with its oversight of risks arising from the Company’s compensation policies and programs. The Corporate Governance and Nominating Committee assists the Board with its oversight of risks associated with board organization, board independence, and corporate governance. While each committee is responsible for evaluating certain risks and overseeing the management of those risks, the entire Board is regularly informed about the risks.

Director Independence

Nasdaq requires that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominations committees be independent, or, if a listed company has no nominations committee, that director nominees be selected or recommended for the board’s selection by independent directors constituting a majority of the board’s independent directors. Nasdaq further requires that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act and that compensation committee members satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act.

Prior to the completion of this offering, our Board undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our Board has affirmatively determined that each of [   ] qualify as an independent director, as defined under the applicable corporate governance standards of Nasdaq. These rules require that our Audit Committee be composed of at least three members, one of whom must be independent on the date of listing on Nasdaq, a majority of whom must be independent within 90 days of the effective date of the registration statement containing this prospectus, and all of whom must be independent within one year of the effective date of the registration statement containing this prospectus.

Board Leadership

Mr. Espley serves as the chairman of the Board.  The Board does not have a lead independent director. To help ensure the independence of the Company’s Board, the independent directors of the Board intend to meet without members of management at various times during the year.

Board Committees

We currently have an audit committee, and our Board of Directors will establish a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our Board of Directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations.

Following the completion of this offering, the full text of our audit committee charter, compensation committee charter, and nominating and corporate governance charter will be posted on the investor relations portion of our website at www.dcsbusiness.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it a part of this prospectus.

Audit Committee

Upon completion of this offering, [   ] will serve on the Audit Committee, which will be chaired by [   ]. The committee’s primary duties are to:

●	review and discuss with management and our independent auditor our annual and quarterly financial statements and related disclosures, including disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the results of the independent auditor’s audit or review, as the case may be;

●	review our financial reporting processes and internal control over financial reporting systems and the performance, generally, of our internal audit function;

●	oversee the audit and other services of our independent registered public accounting firm and be directly responsible for the appointment, independence, qualifications, compensation and oversight of the independent registered public accounting firm, which reports directly to the Audit Committee;

●	provide an open means of communication among our independent registered public accounting firm, management, our internal auditing function and our Board;

●	review any disagreements between our management and the independent registered public accounting firm regarding our financial reporting;

●	prepare the Audit Committee report for inclusion in our proxy statement for our annual stockholder meetings;

●	establish procedures for complaints received regarding our accounting, internal accounting control and auditing matters; and

●	approve all audit and permissible non-audit services conducted by our independent registered public accounting firm.

All members of our Audit Committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq company guide. Our Board of Directors has determined that [   ] qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our Board of Directors considered the nature and scope of experience that [   ] has previously had with public reporting companies. Our Board of Directors has determined that all of the directors that will become members of our audit committee upon the effectiveness of the registration statement of which this prospectus forms a part satisfy the relevant independence requirements for service on the Audit Committee set forth in the rules of the SEC and the Nasdaq company guide. Both our independent registered public accounting firm and management will periodically meet privately with our Audit Committee.

Compensation Committee

Upon completion of this offering, [   ] will serve on the Compensation Committee, which will be chaired by [   ]. The committee’s primary duties are to:

●	approve corporate goals and objectives relevant to chief executive officer compensation and evaluate performance in light of those goals and objectives;

●	determine and approve executive officer compensation, including base salary and incentive awards;

●	make recommendations to the Board regarding compensation plans; and

●	administer our stock plan.

Our Compensation Committee determines and approves all elements of executive officer compensation. It also provides recommendations to the Board with respect to non-employee director compensation. The Compensation Committee may not delegate its authority to any other person, other than to a subcommittee.

Our Board of Directors has determined that each member of the Compensation Committee is “independent” as defined in the applicable Nasdaq company guide rules. Each member of our Compensation Committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Nominating and Corporate Governance Committee

Upon completion of this offering, [   ] will serve on the Nominating and Corporate Governance Committee, which will be chaired by [   ]. The committee’s primary duties are to:

●	consider director nominees recommended by stockholders and recommend nominees for election as directors;

●	oversee the evaluation of the Board;

●	review our Board’s committee structure and composition and make recommendations; and

●	develop, recommend and oversee our corporate governance principles, including our Code of Business Ethics and Conduct.

Code of Business Ethics and Conduct

Prior to the effectiveness of the registration statement of which this prospectus is a part, our Board will adopt a written code of business ethics and conduct that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the investor relations section of our website, which is located at www.dcsbusiness.com. If we make any substantive amendments to, or grant any waivers from, the code of business ethics and conduct for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION

We are a “smaller reporting company” under applicable SEC rules and are providing disclosure regarding our executive compensation arrangements pursuant to the rules applicable to emerging growth companies, which means that we are not required to provide a compensation discussion and analysis and certain other disclosures regarding our executive compensation. The following discussion relates to the compensation of Chris Bursey, our President, Chief Executive Officer and Director, and our two other most highly compensated executive officers as of December 31, 2024, Dave Scowby, our Chief Operating Officer, and Eric Placzek, our Chief Technology Officer.

Summary Compensation Table

The following Summary Compensation Table contains information regarding compensation for 2023 and 2024 that we paid to Mr. Bursey and our two other most highly compensated executive officers as of December 31, 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)(1)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Chris Bursey	2024	258,000	-	-	-	-	-	-	258,000
Chief Executive Officer	2023	215,000	-	-	-	-	-	66,049	281,049
Dave Scowby	2024	230,000	-	-	240	-	-	-	230,240
Chief Operating Officer	2023	200,000	-	-	1,144	-	-	28,634	229,778
Eric Placzek	2024	213,333	-	-	480	-	-	-	213,813
Chief Technology Officer	2023	200,000	-	-	4,555	-	-	7,734	204,555

(1)	The dollar amounts reported in this column represent the aggregate grant date fair value for financial statement reporting purposes of the option awards granted during the respective fiscal year as calculated in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. These amounts reflect our accounting expense for these option awards and do not represent the actual economic value that may be realized by each applicable named executive officer. The valuation assumptions we used in calculating the fair value of these stock awards and option awards are set forth in Note 10 to our audited financial statements included elsewhere in this prospectus.

Employment Agreements

We have employment agreements with our three executive officers, Chris Bursey, David Scowby and Eric Placzek. Each agreement can be terminated by either party upon at least thirty days prior written notice. The Company may terminate the executive officer’s employment, for cause, as defined in the agreement, at any time, without any advance notice. Subject to the notice provisions described in the agreement, the executive officer may terminate employment with us for good reason as defined in the agreement. Subject to the agreement provisions, in situations where the Company terminates the executive officer’s employment without cause, or the executive officer resigns for good reason, then the executive officer will be, under certain conditions, entitled to severance compensation from the Company equal to fifty percent (50%) of executive officer’s then current base salary plus payments of medical insurance premiums for six (6) months following termination. In addition, all of Executive’s outstanding equity awards granted from and after the date on which the Company's shares of common stock were listed on the CSE shall become immediately vested for the portion that would have vested or become exercisable had employment continued through the next vesting date. In the event of the resignation or termination of the executive officer after a change in control, as defined in the agreement, the severance compensation will be increased to one hundred percent (100%) of executive officer’s then current base salary.

Fiscal Year 2024 Outstanding Equity Awards at Fiscal Year-End Table

The following table lists all of the outstanding equity awards held on December 31, 2024 by Mr. Bursey and our two other most highly compensated executive officers as of December 31, 2024.

	Option Awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option grant date	Option expiration date
Chris Bursey(1)	20,000	-	-	1.68	01/07/20	01/07/30
Eric Placzek(2)	250,000	-	-	0.47	10/05/17	10/05/27
	50,000	-	-	0.41	02/24/22	02/24/32
	250,000	-	-	1.20	05/09/22	05/09/27
David Scowby(3)	1,000,000	-	-	0.47	10/05/17	10/05/27
	20,000	-	-	5.00	12/23/24	12/23/29

(1)	On January 7, 2020, Mr. Bursey was granted options to purchase 20,000 shares of our common stock. The options have an exercise price of $1.68 per share, which was 110% of the fair market value of our common stock on the date of grant, vest ratably over 24 months from the date of grant, and expire on the 10th anniversary of the date of grant. On February 9, 2022, these 20,000 options were canceled.

(2)	On October 5, 2017, Mr. Placzek was granted options to purchase 250,000 shares of our common stock. The options have an exercise price of $0.47 per share, which was the fair market value of our common stock on the date of grant, vest ratably over 48 months from the date of grant, and expire on the 10th anniversary of the date of grant.

On February 24, 2022, Mr. Placzek was granted options to purchase 50,000 shares of our common stock. The options have an exercise price of $0.41 per share, which was the fair market value of our common stock on the date of grant, vest ratably over 24 months from the date of grant, and expire on the 10th anniversary of the date of grant.

On May 9, 2022, Mr. Placzek was granted options to purchase 250,000 shares of our common stock. The options have an exercise price of $1.20 per share, which was the fair market value of our common stock on the date of grant, vest immediately from the date of grant, and expire on the fifth anniversary of the date of grant.

(3)

On October 5, 2017, Mr. Scowby was granted options to purchase 1,000,000 shares of our common stock. The options have an exercise price of $0.47 per share, which was the fair market value of our common stock on the date of grant, vested immediately, and expire on the 10th anniversary of the date of grant.

On December 23, 2024 Mr. Placzek was granted options to purchase 20,000 shares of our common stock. The options have an exercise price of $5.00, which was the fair market value of our common stock on the date of the grant, vested immediately, and expire on December 23, 2029.

Equity Incentive Plans

2023 Stock Plan

Purpose. The purpose of our 2023 Omnibus Plan (the “2023 Stock Plan”) is to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward persons performing services for the Company and by motivating such persons to contribute to the growth and profitability of the Company.

The Company intends that securities issued pursuant to the 2023 Stock Plan be exempt from requirements of registration and qualification of such securities pursuant the exemptions afforded by Rule 701 promulgated under the Securities Act and any applicable exemptions under applicable state securities laws, and the 2023 Stock Plan shall be so construed. Further, the Company intends that awards granted pursuant to the 2023 Stock Plan be exempt from or comply with Section 409A of the U.S. Internal Revenue Code (the “Code”) (including any amendments or replacements of such section), and the 2023 Stock Plan shall be so construed.

Term of Plan. The 2023 Stock Plan shall continue in effect until its termination by the Board; provided, however, that all Awards shall be granted, if at all, within ten (10) years from December 11, 2023. “Award” means an Option, stock appreciation right, dividend equivalent right, restricted stock, restricted stock unit, or other right or benefit under the 2023 Stock Plan.

Administration of the Plan. The 2023 Stock Plan shall be administered by the Board or a committee designated by the Board. Awards are granted solely at the discretion of the Board. The administrator has the full and final power and authority, in its discretion, to determine, among other things, (i) the persons to whom, and the time or times at which, Awards shall be granted and the number of shares of Common Stock to be subject to each Award, (ii) the type of Award granted, and (iii) the terms, conditions and restrictions applicable to each Award.

Persons Eligible for Awards. Awards may be granted only to employees, consultants and directors of the Company.

Shares Subject to the Plan. Subject to customary adjustments such as merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, the maximum aggregate number of shares of Common Stock that may be issued under the 2023 Stock Plan is 1,000,000 and consists of authorized but unissued or reacquired shares of Common Stock or any combination thereof. As of December 31, 2024, a total of [    ] stock options are issued and outstanding, [    ] of which have vested as of the date hereof, and none of options have been exercised or converted into are outstanding shares under the 2023 Stock Plan. As of December 31, 2024, there were 551,071 shares of common stock available for issuance under the 2023 Stock Plan.

Stock Options. Options shall be evidenced by award agreements specifying the number of shares of Common Stock covered thereby, in such form as the Board shall from time to time establish. The exercise price for each Option shall be established in the discretion of the Board; provided, however, that (a) the exercise price per share for an Option shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option and (b) no Incentive Stock Option granted to a stockholder who owns more than ten percent (10%) of the Company’s voting stock shall have an exercise price per share less than one hundred ten percent (110%) of the Fair Market Value of a share of Common Stock on the effective date of grant of the Option.

An Incentive Stock Option may be granted only to a person who, on the effective date of grant, is an Employee.

No Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option. No Incentive Stock Option granted to a stockholder who owns more than ten percent (10%) of the Company’s voting stock shall be exercisable after the expiration of five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

Tax Withholding. The Company shall have the right to deduct from any and all payments made under the 2023 Stock Plan, or to require the plan participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, local and foreign taxes (including any social insurance), if any, required by law to be withheld by the Company with respect to an Award or the shares acquired pursuant thereto.

Rights as a Stockholder. A plan participant shall have no rights as a stockholder of the Company with respect to any shares covered by an Award until the date of the issuance of such shares, as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company.

Amendment or Termination of Plan. The Board may amend, suspend or terminate the 2023 Stock Plan at any time. However, without the approval of the Company’s stockholders obtained within the prior or following twelve (12) months, there shall be (a) no increase in the maximum aggregate number of shares of Common Stock that may be issued under the 2023 Stock Plan, except by operation of the adjustment provisions of the 2023 Stock Plan, (b) no change in the class of persons eligible to receive Awards or the exercise price of Options, (c) no extension of the expiration date of the 2023 Stock Plan, (d) amendment of an Award granted under the 2023 Stock Plan that reduces its exercise price per share, cancels and regrants new Awards with lower prices per share than the original prices per share of the cancelled Awards, or cancels any Awards in exchange for cash or the grant of replacement Awards with an exercise price that is less than the exercise price of the original Awards, essentially having the effect of a repricing, without approval by the Company’s stockholders, and (e) no other amendment of the 2023 Stock Plan that would require approval of the Company’s stockholders under any applicable law, regulation or rule, including the rules of any stock exchange or quotation system upon which the Stock may then be listed or quoted, and the Company.

Compensation Recovery Policy

Prior to the completion of this offering, we will adopt a Compensation Recovery Policy in accordance with the final rules regarding recovery of erroneously awarded executive officer compensation in connection with an accounting restatement, as adopted by the SEC in October 2022, and consistent with the corresponding Nasdaq listing standards (together, the “Clawback Rules”). Pursuant to the Compensation Recovery Policy, and subject to certain limited exceptions in the Clawback Rules, in the event we are required to restate our financial statements, we are required to recoup erroneously awarded incentive-based compensation (as described in the Clawback Rules, including both cash and equity compensation) paid to any current or former executive officer (as described in the Clawback Rules) during the three completed fiscal years immediately prior to the date the accounting restatement was required. The amount recoverable is the amount of any incentive-based compensation received by the executive officer based on the financial statements prior to the restatement that exceeds the amount that such executive officer would have received had the incentive-based compensation been determined based on the financial restatement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the transaction disclosed below, and compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections entitled “Management” and “Executive Compensation,” there have been no transactions since January 1, 2025, including currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at December 31, 2023 and December 31, 2024, and in which any of our directors (including nominees), executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family members of and any entities affiliated with any such person, had or will have a direct or indirect material interest.

John Hubler, previously a member of the Company’s Board of Directors from April 2023 to September 2024, is a partner of BH IoT Group. For the years ended December 31, 2023 and 2024, the Company recorded $180,000 and $140,000, respectively, in professional fees in connection with its engagement of BH IoT Group to assist in building complete IoT bundled solutions. As of the date of this prospectus, $       has been accrued for such services in 2025.

Mike Zhou, previously a member of the Company’s Board of Directors from May 2021 to March 2024, is the owner of MYZ Corporate Relations, Ltd. For the years ended December 31, 2023 and 2024, the Company recorded $104,000 and nil, respectively, in professional fees in connection with its engagement of MYZ Corporate Relations, Ltd. to provide consulting services on strategic matters related to business development opportunities, product development and marketing strategies. As of the date of this prospectus, $       has been accrued for such services in 2025.

Konstantin Lichtenwald, the Chief Financial Officer of the Company from April 2022 to May 2025 is a Managing Director of Zeus Capital Ltd and a principal of Zeus Accounting Solutions Corp., formerly known as Lichtenwald Professional Corp (“LPC”). For the years ended December 31, 2023 and 2024, the Company recorded $180,000 and $180,000, respectively, in professional fees in connection with its engagement of Zeus Capital Ltd. to assist the Company with corporate finance and strategic initiatives and $156,250 and $150,000, respectively, in professional fees in connection with its engagement of LPC to provide CFO service fees. The engagement was terminated in May 2025. As of the date of this prospectus, $       has been accrued for such services in 2025.

David Diamond, previously a member of the Company’s Board of Directors from July 2022 to December 2023, provided additional service to the Company in 2023 in connection with its plans for NYSE up-listing. For the years ended December 31, 2023 and 2024, the Company recorded $52,500 and nil, respectively, in professional fees in connection with these services.

Julie Hajduk, a member of the Company’s Board of Directors, is a principal at Purple Crown Communications Corp. As at December 31, 2024, the Company owed $12,000 to Purple Crown Communications Corp. For the year ended December 31, 2024, the Company recorded $10,000 in professional fees and $6,000 in marketing fees in connection with services provided by Ms. Hajduk. The total amount recorded for such services for the year ended December 31, 2023 was $22,500. As of the date of this prospectus, $       has been accrued for such services in 2025.

Following completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed the lesser of $120,000 and one percent of our average total assets at year-end in which a related person has or will have a direct or indirect material interest. Related party transactions have the potential to create actual or perceived conflicts of interest between us and our directors, officers and significant stockholders or their immediate family members. Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of any class of our voting securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

Our only outstanding class of voting securities is our common stock. The following table sets forth information known to us about the beneficial ownership of our common stock on [   ], 2025 by (i) each current director and director nominee; (ii) each named executive officer; and (iii) all of our executive officers and directors as a group. Other than as set forth below, no person known to us beneficially owns 5% or more of the outstanding common stock as of [   ], 2025.

Unless otherwise indicated in the footnotes, each person listed in the following table has sole voting power and investment power over the common stock listed as beneficially owned by that person. The percentages reflect beneficial ownership immediately prior to and immediately after the completion of this offering and are based on [   ] shares of our common stock outstanding as of [   ], 2025 and [   ] shares of our common stock outstanding after the completion of this offering. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, convertible securities or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of [   ], 2025, are considered outstanding. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person. The percentages are adjusted to reflect the assumed sale of the shares of common stock, but without giving effect to the exercise of the Representative’s warrant, and the exercise of the Representative’s option to purchase additional shares to cover overallotments, if any. Unless otherwise indicated in the footnotes, the address for each listed person is Direct Communication Solutions, Inc., 11021 Via Frontera, Suite C, San Diego, California 92127.

	Number of shares of Common Stock Beneficially- Owned Before Offering	Percentage	Number of shares of Common Stock Beneficially- Owned After Offering	Percentage
Named Executive Officers and Directors:
Chris Bursey
Ying Xu
Eric Placzek
David Scowby
William Espley
Shujie Zhong
All directors and executive officers as a group (six persons)
5% or Greater Stockholders:
Mike Zhou

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of our capital stock, as well as other material terms of our certificate of incorporation and amended and restated bylaws as proposed to be in effect upon consummation of the offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the certificate of incorporation and amended and restated bylaws, forms of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our authorized capital stock consists of 5,714,286 shares of common stock, par value $0.00001 per share, of which 2,305,079 shares are issued and outstanding as of the date of this prospectus, held by approximately [   ] stockholders of record. Upon completion of this offering, there will be [   ] shares of common stock outstanding, after giving effect to the conversion of $[   ] outstanding under a convertible note into [   ] shares of common stock but not the exercise of the Representative’s option to purchase additional shares to cover over-allotments, if any.

Common Stock

Dividend Rights

The holders of our common stock are entitled to dividends when and as declared by the Board from funds legally available therefor if, as and when determined by the Board in its sole discretion, subject to provisions of law, and any provision of our Certificate of Incorporation, as amended from time to time. The payment of dividends on the common stock will be a business decision to be made by our Board from time to time based upon results of our operations and our financial condition and any other factors that our Board considers relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters to be voted on by our stockholders. There is no cumulative voting, which means that the holders of a majority of our voting shares will be able to elect all of the directors then standing for election.

Preemptive or Similar Rights

Holders of our common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of any preferred shares we may authorize and designate in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities.

Convertible Securities

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” for more details.

Annual Stockholders Meeting

Our Amended and Restated Bylaws provide that annual stockholders meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Indemnification of Directors and Officers

Our governing documents limit the liability of, and require us to indemnify, our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breaches of directors’ fiduciary duties as directors. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. Our certificate of incorporation and amended and restated bylaws include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our certificate of incorporation and amended and restated bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for certain liabilities. We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Choice of Forum for Certain Lawsuits

Our amended and restated certificate of incorporation provides that (unless we consent in writing to the selection if an alternative forum) the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer, employee or agent of the Company to us or to our stockholders; (iii) any action asserting a claim arising under the Delaware General Corporation Law or our Certificate of Incorporation or bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.

This exclusive forum provision does not apply to actions in which the Court of Chancery in the State of Delaware concludes that an indispensable party is not subject to the jurisdiction of the Delaware courts, or for actions in which a federal court has assumed exclusive jurisdiction of a proceeding. The choice of forum provision in our certificate of incorporation does not waive our compliance with our obligations under the federal securities laws and the rules and regulations thereunder. Moreover, the provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or by the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Further, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain claims under the Securities Act. We will propose an amendment to our Certificate of Incorporation at the next meeting of shareholders to clarify that the exclusive forum provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, or otherwise limit the rights of any stockholder to bring any claim under such laws, rules or regulations in any United States federal district court of competent jurisdiction.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Removal of Directors; Vacancies.

Vacancies and newly created directorships on the board of directors, whether resulting from an increase in the number of directors or the death, removal or resignation of a director, will be filled only by our board of directors and not by stockholders.

No Cumulative Voting.

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals.

Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairperson of our board or the chief executive officer. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our amended and restated bylaws allow the chairman of the meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent.

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent.

Limitations on Liability and Indemnification of Officers and Directors.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the settlement costs and damage awards against directors and officers pursuant to these indemnification provisions.

Preferred Stock

We have no shares of preferred stock outstanding or authorized.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock will be available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the applicable stock exchange listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Listing

We have applied to list our common stock on Nasdaq under the symbol “DCSX,” the CSE under the symbol “DCSI,” and the Frankfurt Stock Exchange under the symbol “7QU0.” Our common stock is currently traded on OTCQX. On [   ], 2025, the last reported sale price for our stock on the OTCQX was $[    ] per share.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be TSX Trust Company, at its principal office in Toronto, Ontario, Canada, and American Stock Transfer & Trust Company, LLC will be appointed to act as co-transfer agent and co-registrar for the purpose of registering our common stock and transfers of our common stock, at its principal office in Brooklyn, New York, United States.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, shares of our common stock were quoted on the OTC Markets Group, Inc. OTCQX Marketplace under the symbol “DCSX,” the CSE under the symbol “DCSI,” and the Frankfurt Stock Exchange under the symbol “7QU0.” Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Further, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, [   ] shares of common stock will be outstanding. Of these shares, [   ] shares of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares, and no exercise or conversion of outstanding options, warrants, or other securities convertible into or exchangeable for shares of our common stock) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Of the remaining shares of our common stock that will be outstanding, [   ] are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below, the shares subject to lock-up agreements will be available for sale in the public market only after 180 days from the date of this prospectus (generally subject to resale limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately [ ] shares immediately after this offering; or

●	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Lock-up Agreements

The Company, each of our directors and executive officers, and our 5% and greater stockholders, have agreed not to or are otherwise restricted in their ability to, subject to certain limited exceptions, offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our common stock or any securities convertible into or exchangeable or exercisable for common stock, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the shares of our common stock, in the case of the Company for a period of 90 days after the date of this prospectus, and in the case of our directors and executive officers for a period of 180 days after the date of this prospectus, and in the case of our 5% and greater stockholders for a period of 90 days after the date of this prospectus, without the prior written consent of [   ], as representative of the underwriters. See “Underwriting—Lock-up Agreements.” The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up arrangements prior to the expiration of the 90- or 180-day lock-up period.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of common stock acquired pursuant to this offering by non-U.S. holders (as defined below). This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Code) and does not discuss the U.S. federal income tax consequences applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a broker-dealer; a financial institution; a qualified retirement plan, individual retirement plan, or other tax-deferred account; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion, or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of tax accounting; an accrual method taxpayer subject to special tax accounting rules under Section 451(b) of the Code; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received such common stock in connection with services provided; qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; a corporation that is subject to the accumulated earnings tax; a person that owns or has owned, actually or constructively, more than 5% of our common stock; a corporation organized outside the United States, any state thereof or the District of Columbia that is nonetheless treated as a U.S. taxpayer for U.S. federal income tax purposes; a person that is not a non-U.S. holder; a “controlled foreign corporation;” a “passive foreign investment company;” or a U.S. expatriate and former citizens or long-term residents of the United States.

This summary is based upon provisions of the Code, its legislative history, applicable U.S. Treasury regulations promulgated thereunder, published rulings, and judicial decisions, all as in effect as of the date hereof. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Those authorities may be repealed, revoked, or modified, perhaps retroactively, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances, and does not address any state, local, foreign, gift, Medicare, estate (except to the limited extent set forth herein), or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is for U.S. federal income tax purposes: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes regardless of its place of organization or formation. If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS) OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Distributions on Our Common Stock

Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under “—Disposition of Our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock, will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty, provided the non-U.S. Holder furnishes a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form or other documentation) to us or our paying agent certifying qualification for the lower treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States subject to the discussion below regarding foreign accounts and backup withholding. A non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaties.

If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax, provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). In the case of a non-U.S. holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a non-U.S. holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. Such holder’s agent will then be required to provide certification to us or our paying agent.

Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain from a sale, exchange or other disposition of our stock unless:

(a)	that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder);

(b)	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

(c)	we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met.

If a non-U.S. holder is described in clause (a) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain derived from the disposition at the regular graduated U.S. federal income tax rates in the same manner as if such non-U.S. holder were a U.S. person, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a corporation may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits, as adjusted for certain items.

If the non-U.S. holder is an individual described in clause (b) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by U.S.-source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

If the non-U.S. holder is described in clause (c) of the preceding paragraph, the non-U.S. holder will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Although there can be no assurance, we believe that we are not, and we do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (x) the five-year period preceding the disposition, or (y) the holder’s holding period, and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds five percent, you will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, a purchaser of your common stock may be required to withhold tax with respect to that obligation. Such withheld tax is not an additional tax but merely an advance payment, which may be credited against the tax liability of persons subject to such withholding or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

U.S. Federal Estate Tax

The estate of a nonresident alien individual is generally subject to U.S. federal estate tax on property it is treated as the owner of, or has made certain life transfers of, having a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent for U.S. federal estate tax purposes, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Information Reporting and Backup Withholding Tax

We report to our non-U.S. holders and the IRS certain information with respect to any dividends we pay on our common stock, including the amount of dividends paid during each fiscal year, the name and address of the recipient, and the amount, if any, of tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business or withholding was reduced by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently, 24%). Backup withholding, however, generally will not apply to distributions on our common stock to a non-U.S. holder, provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be credited against the tax liability of persons subject to backup withholding or refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, information reporting but not backup withholding will apply in a manner similar to dispositions effected through a U.S. office of a broker, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that has certain connections with the United States.

Withholding on Payments to Foreign Accounts

Certain withholding taxes may apply under Section 1471 through 1472 of the Code (which are commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) to certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. A 30% withholding tax may apply to “withholdable payments” if they are paid to a foreign financial institution or to a non-financial foreign entity, unless (a) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied, (b) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied or (c) the foreign financial institution or non-financial foreign entity otherwise qualified for an exemption from these rules.

“Withholdable payment” generally means any payment of interest, dividends, rents, and certain other types of generally passive income if such payment is from sources within the United States. U.S. Treasury Regulations proposed in December 2018 (and upon which taxpayers and withholding agents are entitled to rely until final regulations are issued) eliminate possible withholding under these rules on the gross proceeds from any sale or other disposition of our common stock, previously scheduled to apply beginning January 1, 2019. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or comply with comparable requirements under an applicable inter-governmental agreement between the United States and the foreign financial institution’s home jurisdiction. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. If an investor does not provide us with the information necessary to comply with these rules, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax.

Holders should consult their own tax advisers regarding the implications of FATCA on their investment in shares of our common stock.

UNDERWRITING

[   ] is acting as representative of the underwriters. Subject to the terms and conditions of an underwriting agreement between us and the representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters:	Number of Shares

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such securities are taken, other than those securities covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted the representative an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the representative to purchase up to an aggregate of up to [   ] additional shares of common stock, representing 15% of the shares of common stock sold in the offering. The purchase price to be paid per additional share of common stock shall be equal to the public offering price of one share of common stock, less the underwriting discount.

Discounts, Commissions and Reimbursement

The underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. If all of the shares of common stock offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the representative of the underwriters.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions ([ ]%)	$	$	$
Proceeds, before expenses to us	$	$	$
Non-accountable expense allowance ([ ]%)(1)	$	$	$

(1)	The non-accountable expense allowance will not be payable with respect to the representative’s exercise of the over-allotment option, if any.

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to [   ]% of the gross proceeds received at the completion of the offering. The non-accountable expense allowance of [   ]% is not payable with respect to any securities sold upon exercise of the representative’s over-allotment option. We have agreed to pay an expense deposit of $[   ] to the representative ($[   ] upon the previously execution engagement letter with the representative and the remaining $[   ] to be paid upon the public filing of the registration statement of which this prospectus is a part), which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not actually incurred in compliance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay certain of the representative’s expenses relating to the offering, including (i) all filing fees and communication expenses relating to the registration of the securities to be sold in the offering (including the securities subject to the representative’s over-allotment option) with the SEC; (ii) all filing fees and expenses associated with the review of the offering by FINRA; (iii) all fees and expenses relating to the listing of the shares of our common stock to be sold in the offering (including the shares of common stock issuable upon exercise of the representative’s warrant) on Nasdaq, or such other national securities exchange on which our common stock may be listed, including any fees charges by The Depository Trust for new securities; (iv) all fees, expenses and disbursements relating to background checks of our officers, directors and related entities in an amount not to exceed $[   ] in the aggregate; (v) all fees, expenses and disbursements relating to the registration or qualification of such shares of common stock under the “blue sky” securities laws of such states, if applicable, as the representative may reasonably designate; (vi) all fees, expenses and disbursements relating to the registration, qualification or exemption of such shares of common stock under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (vii) the costs of all mailing and printing of the underwriting documents (including, without limitation, the underwriting agreement, any blue sky surveys and, if appropriate, any agreement among underwriters, selected dealers’ agreement, underwriters’ questionnaire and power of attorney), registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the representative may reasonably deem necessary; (viii) the costs and expenses of a public relations firm; (ix) the costs of preparing, printing and delivering certificates representing the common stock in the event that we determine to deliver certificated shares of common stock; (x) fees and expenses of the transfer agent for the shares of common stock; (xi) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from us to the underwriters; (xii) the costs associated with post-Closing advertising the offering in the national editions of the Wall Street Journal and New York Times; (xiii) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones, each of which we or our designee will provide within a reasonable time after the closing of this offering in such quantities as the representative may reasonably request, in an amount not to exceed $[   ] in the aggregate; (xiv) the fees and expenses of our accountants; (xv) the fees and expenses of our legal counsel and other agents and representatives; (xvi) the fees and expenses of the underwriter’s legal counsel, not to exceed $[   ]; (xvii) the $[   ] cost associated with the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for the offering; (xviii) $[   ] for data services and communications expenses, (xix) up to $[   ]of the underwriters’ actual accountable “road show” expenses and (xx) up to $[   ] of the representative’s market making and trading, and clearing firm settlement expenses for the offering.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $[   ].

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and holders of 5% or greater of our outstanding shares of common stock, have agreed, without the prior written consent of the representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of six (6) months in the case of our executive officers and directors, and thee (3) months in the case of us and holders of 5% or greater of our outstanding shares of common stock, after the closing date of this offering. In addition, we have agreed for a period of twenty-four (24) months from the closing date of this offering not to directly or indirectly in any “at-the-market”, continuous equity offering or variable rate transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of shares of our capital stock or any securities convertible into or exercisable or exchangeable for share of our capital stock, without the prior written consent of the representative.

Right of First Refusal

Until 18 months from the closing date of this offering, the representative will have an irrevocable right of first refusal, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such 18 month period for us, or any successor to our Company or any subsidiary of our Company, on terms and conditions customary to the representative. The representative will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock offered hereby to any accounts over which they have discretionary authority.

Nasdaq Listing

We have applied to list our common stock on Nasdaq under the symbol “DCSX”. No assurance, however, can be given that our application will be approved. This offering will only occur if a national securities exchange approves the listing of our common stock.

Determination of Offering Price

The public offering price of the common stock we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the common stock include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Other Relationships

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option to purchase securities or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option to purchase securities. “Naked” short sales are sales in excess of the over-allotment option to purchase securities. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of securities made by the underwriters in the open market before the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing common stock in this offering because the underwriter repurchases the common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, securities in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which shares of our common stock are traded, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters or their affiliates may engage in passive market making transactions in our securities immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

●	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

●	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares of common stock, whichever is greater, and must be discontinued when that limit is reached; and

●	passive market making bids must be identified as such.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our securities, or the possession, circulation or distribution of this prospectus or any other material relating to us or our securities in any jurisdiction where action for that purpose is required. Accordingly, our securities may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our securities may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

Our securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Hong Kong

Neither the information in this document nor any other document relating to the offer has been delivered for registration to the Registrar of Companies in Hong Kong, and its contents have not been reviewed or approved by any regulatory authority in Hong Kong, nor have we been authorized by the Securities and Futures Commission in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire shares. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purpose of issue, this document or any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder) or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the shares is personal to the person to whom this document has been delivered by or on behalf of our company, and a subscription for shares will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. No document may be distributed, published or reproduced (in whole or in part), disclosed by or to any other person in Hong Kong or to any person to whom the offer of sale of the shares would be a breach of the CO or SFO.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissao do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to our Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Rimon, P.C. [   ] is acting as counsel for the underwriters.

EXPERTS

The consolidated financial statements of Direct Communication Solutions, Inc. as of December 31, 2024 and 2023 and for the years then ended included in this prospectus have been so included in reliance on the reports of Davidson & Company LLP, an independent registered public accounting firm, which are included herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon completion of this offering, we will be subject to the information and periodic requirements of the Exchange Act and, in accordance therewith, file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov. We also maintain a website at www.dcsbusiness.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

Direct Communication Solutions, Inc.

Consolidated Financial Statements
December 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Direct Communication Solutions, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Direct Communication Solutions, Inc. (the “Company”), as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ deficiency, and cash flows for the years ended December 31, 2024 and 2023, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Direct Communication Solutions, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2017.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants
June 6, 2025

DIRECT COMMUNICATION SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

 (in U.S. Dollars)

	December 31, 2024	December 31, 2023
ASSETS	$	$
Current
Cash	603,344	30,723
Restricted cash	4,345	-
Accounts and other receivables, net of allowance of $66,055 and $175,283 respectively	756,958	1,393,093
Inventory, net of provision of $505,218 and $308,646 respectively	356,930	955,939
Prepaid expenses	625,041	104,685
Current assets	2,346,618	2,484,440

Equipment	6,592	15,018
Security deposit	50,056	50,056
Right-of-use assets	329,671	509,491
Total assets	2,732,937	3,059,005

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Accounts payable	950,368	6,665,085
Accrued liabilities	502,526	887,938
Credit facility	206,084	244,015
Current debt	1,966,113	1,525,914
Deferred revenue	1,786,274	89,374
Derivative instrument	2,014,526	1,092
Lease liabilities	207,722	181,441
Current liabilities	7,633,613	9,594,859

Lease liabilities	194,805	402,528
Long term debt	4,126,776	44,161
Long term accounts payable	-	625,019
Total liabilities	11,955,194	10,666,567

Stockholders' deficiency
Common stock, no par value; 5,714,286 shares authorized; 2,305,079 shares issued and outstanding;
At December 31, 2024 and 2023	61	61
Reserves	7,493,267	7,365,011
Accumulated deficit	(16,715,585)	(14,972,634)
Total stockholders’ deficiency	(9,222,257)	(7,607,562)
Total liabilities and shareholders' deficiency	2,732,937	3,059,005

Nature of Operations and Significant Accounting Policies (Note 1) Commitments (Note 15)
Approved on June 4, 2025 on behalf of the Board:
“Chris Bursey”	"Bill Epsley"
Chris Bursey – CEO & Director	Bill Epsley – Director

The accompanying notes are an integral part of these consolidated financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in U.S. Dollars)

	Year ended December 31,
	2024	2023
	$	$
Revenues
Products	3,492,622	10,500,565
Solutions and other services	2,915,528	2,527,110
Total revenues	6,408,150	13,027,675
Cost of Revenues
Products	3,070,442	7,706,420
Solutions and other services	1,169,025	892,449
Total cost of revenues	4,239,467	8,598,869
Gross profit	2,168,683	4,428,806
OPERATING EXPENSES
Research and development	258,561	515,691
General and administrative
Compensation and benefits	2,509,091	3,468,826
Depreciation and amortization	188,246	420,966
Professional fees	1,041,901	3,072,330
Bank fees and interest	154,965	272,532
Bad debt expense (recovery)	(57,072)	121,695
Facilities	90,226	78,455
Information technology	153,725	191,783
Advertising and marketing	91,174	246,727
Other	385,060	877,926
Total operating expenses	4,815,877	9,266,931
Loss from operations	(2,647,194)	(4,838,125)
Other income (expense):
Changes in fair value of derivative	(1,349,769)	359,062
Rental income	12,000	-
Expense recovery	356,961	-
Gain on debt extinguishment	2,914,776	-
Impairment of intangible	-	(210,056)
Interest expense and accretion	(1,029,725)	(493,077)
Net income (loss)	(1,742,951)	(5,182,196)
Weighted average number of common stock: Basic	2,305,079	2,305,079
Diluted	2,305,079	2,305,079
Basic loss per share	$(0.76)	$(2.25)
Diluted loss per share	$(0.76)	$(2.25)

The accompanying notes are an integral part of these consolidated financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY (in U.S. Dollars)

	Number of Common Stock (1)	Common Stock Amount	Reserves	Accumulated Deficit	Total Stockholders’ Deficiency
		$	$	$	$
Balance, January 1, 2023	2,305,091	61	7,226,964	(9,790,438)	(2,563,413)
Stock-based compensation expense	-	-	138,047	-	138,047
Share consolidation ratio adjustment	(12)	-	-	-	-
Net loss for the year	-	-	-	(5,182,196)	(5,182,196)
Balance, December 31, 2023	2,305,079	61	7,365,011	(14,972,634)	(7,607,562)

Balance, January 1, 2024	2,305,079	61	7,365,011	(14,972,634)	(7,607,562)
Stock-based compensation expense	-	-	128,256	-	128,256
Net loss for the year	-	-	-	(1,742,951)	(1,742,951)
Balance, December 31, 2024	2,305,079	61	7,493,267	(16,715,585)	(9,222,257)

(1)	As of February 9, 2023, the Company proceeded with a Share Consolidation of the Company’s shares at a consolidation ratio of 7-for-1. As a result, the comparative periods have been retroactively restated to reflect the Share Consolidation for numbers of shares and warrants. See Note 8 - Common Stock and Common Stock Warrants for more information.

The accompanying notes are an integral part of these consolidated financial statements

DIRECT COMMUNICATION SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. Dollars)

	Years ended December 31,
	2024	2023
	$	$
Cash provided by / (used for):
Operating Activities:
Net loss for the year	(1,742,951)	(5,182,196)
Items not affecting cash:
Accretion and Interest on convertible debentures and promissory notes	535,228	412,047
Bad debt expense	(57,072)	121,695
Depreciation and amortization	188,246	420,967
Accretion of lease liability	48,363	65,264
Accrued interest	196,394	3,276
Stock-based compensation	128,256	138,047
Gain on debt extinguishment	(2,914,776)	-
Impairment of intangible	-	210,056
Provision for excess and obsolete inventory	196,572	(101,550)
Derivative adjustment to fair market value	1,349,769	(359,062)
Net change in non-cash working capital items:
Accounts and other receivables	743,207	1,858,950
Inventory	402,437	(61,477)
Prepaid expenses	(520,356)	715,540
Contract assets	-	541
Accounts payable	(224,960)	(1,806,752)
Accrued liabilities	(385,556)	179,845
Deferred revenue	1,696,900	(32,521)
Net cash used in operating activities	(360,299)	(3,417,330)
Investing Activities:
Purchase of equipment	-	(5,213)
Net cash used in investing activities	-	(5,213)
Financing Activities:
Lease payments	(229,805)	(223,110)
Repayment on convertible debenture	(60,000)	-
Net (repayments) borrowings on credit facility	(37,930)	244,015
Proceeds from promissory note	1,025,000	-
Proceeds from loan	799.835	140,087
Payments on notes payable	(559,834)	(275,000)
Net cash used in financing activities	937,266	(114,008)
Change in cash and restricted cash for the year	576,966	(3,536,551)
Cash and restricted cash, beginning of the year	30,723	3,567,274
Cash and restricted cash, end of the year	607,689	30,723

	2024	2023
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest expense:	203,726	24,150
Income taxes	-	-

The accompanying notes are an integral part of these consolidated financial statements

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Operations and Significant Accounting Policies

Direct Communication Solutions, Inc. (the “Company” or “DCS”) was incorporated in Florida on September 9, 2006 and reincorporated in Delaware in April 2017. The Company is a provider of solutions for the Internet of Things (“IoT”), including monitoring-as-a-service (“MaaS”) solutions for the telematics market. The Company’s range of products includes GPS devices, modems, embedded modules, routers and mobile tracking machine-to-machine (“M2M”) devices, communications and applications software and cloud services.

The Company’s M2M products and solutions enable devices to communicate with each other and with server or cloud-based application infrastructures and include M2M embedded modules, integrated M2M communications devices and SaaS delivery platforms, including MiFleet, which provides fleet and vehicle SaaS telematics, MiSensors, which provides easy M2M device management and service enablement for wireless sensors and MiFailover which provides high-speed wireless internet failover to small and medium sized businesses as a redundancy solution to continue to run their business in the event the internet isn’t available.

Source some inventory outside the U.S., which are subject to trade and customs laws, regulations and tax requirements such as sanctions orders or tariffs set by governments through mutual agreements or unilateral actions. If additional tariffs or trade restrictions are implemented by the United States or other countries in connection with a global trade war, the cost of the Company’s inventory manufactured in other countries and imported into the United States or other countries could increase, which in turn could adversely affect the demand for these products and have an adverse effect on our business.

The Company’s shares trade on the Canadian security exchange (“CSE”) under the symbol “DCSI.” The Company’s shares also trade on the OTCQX market, a U.S. trading platform, under the symbol “DCSX,” and on the Frankfurt Stock Exchange market under the symbol 7QU0.

Basis of Presentation and Going Concern

These accompanying consolidated financial statements, including comparatives, have been prepared in accordance with United States’ Generally Accepted Accounting Principles (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”) for financial information.

The accompanying consolidated financial statements have been prepared on a historical cost basis except for certain financial liabilities measured at fair value.

The consolidated financial statements include the accounts of the Company and its direct wholly owned subsidiary, Direct Communication Solutions, Canada (“DCS Canada”), which is inactive. All intercompany transactions and balances have been eliminated on consolidation.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business.

The Company has historically incurred losses and has an accumulated deficit of $ 16,715,585. As at December 31, 2024, the Company has working capital deficiency of $5,286,995, which is not considered sufficient to fund operations at their current levels for the next twelve months. Therefore, the Company will be required to generate additional funding through operations or external financing, which cannot be assured. These conditions raise substantial doubt on the Company’s ability to continue as a going concern.

In March 2020, the World Health Organization declared COVID-19 (“COVID-19” or the “pandemic”) to be a public health pandemic of international concern, which has led to adverse impacts on the U.S. and global economies and continues to impact our supply chain and operations. More recently, we have experienced supply shortages as a result of global supply imbalances driven by component shortages, disruptions in accessible labor, other freight and logistical challenges and other related macro-economic factors. These supply imbalances negatively impacted all parts of our business during fiscal 2022 and 2023 and slowly recovered in fiscal 2024.

The Company sources some inventory outside the U.S., which are subject to trade and customs laws, regulations and tax requirements such as sanctions orders or tariffs set by governments through mutual agreements or unilateral actions. If additional tariffs or trade restrictions are implemented by the United States or other countries in connection with a global trade war, the cost of the Company’s inventory manufactured in other countries and imported into the United States or other countries could increase, which in turn could adversely affect the demand for these products and have an adverse effect on our business.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities reported in the consolidated financial statements and accompanying notes. Accordingly, actual results could differ materially from those estimates. Significant estimates include allowance for doubtful accounts receivable, provision for excess and obsolete inventory, valuation of stock options and warrants, fair value of derivative liability, possible product returns and income taxes.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. At December 31, 2024 and 2023, there were no cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Trade and other accounts receivable are reported at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily includes trade receivables from customers. The Company provides an allowance for its accounts receivable for estimated losses that may result from its customers’ inability to pay. The Company determines the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, and changes in customer payment cycles and the customers’ credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this allowance. To minimize the likelihood of un-collectability, the Company reviews its customers’ credit-worthiness periodically based on credit scores generated by independent credit reporting services, its experience with its customers, and the economic condition of its customers’ industries. Material differences may result in the amount and timing of expense for any period if the Company were to make different judgments or utilize different estimates.

Inventories and Provision for Excess and Obsolete Inventory

Inventories are stated at the lower of cost, (based on the weighted average cost method) or net realizable value. The Company reviews the components of its inventory and its inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales. Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances or new product introductions by the Company or its customers that vary from its current expectations. Whenever inventory is written down, a new cost basis is established, and the inventory is not subsequently written up if market conditions improve.

The Company believes that, when made, the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory. If customer demand for the Company’s inventory is substantially less than its estimates, inventory write-downs may be required, which could have a material adverse effect on its consolidated financial statements.

Property and Equipment

Property and equipment are initially stated at cost and depreciated using the straight-line method. Depreciation is determined on a straight-line basis over the estimated useful lives of the assets, which ranges from three to five years. Leasehold improvements are depreciated over the shorter of the related remaining lease period or useful life. Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of equipment are as follows:

Class of equipment	Rate
Computer equipment	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Tooling	5 years

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These circumstances are assessed on an annual basis. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Long-Term Liabilities

Long-term liabilities consist of accounts payable to a vendor with repayment terms longer than twelve months and loans with collateral that are due more than one year in the future.

Fair Value of Financial Instruments

The accounting standard for fair value measurements provides a framework for measuring fair value and requires disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Company’s principal or, in absence of a principal, the most advantageous market for the specific asset or liability.

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non- recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value.

The three tiers are defined as follows:

●	Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

●	Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The Company believes the carrying amounts of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities, lease liabilities, credit facility, and current debt approximate fair value due to their short-term maturities.

The following table represents the Company’s financial instruments that are measured at fair value as of December 31, 2024 and 2023:

	Level 1	Level 2	Level 3	Total
December 31, 2024
Derivative Liability	$-	$-	$2,014,526	$2,014,526
December 31, 2023
Derivative Liability	$-	$-	$1,092	$1,092

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary, differences between the financial reporting and tax basis of assets and liabilities, as well as of operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records valuation allowances to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

The Company’s income tax filings are subject to audit by various taxing authorities. The Company’s open audit periods are 2018-2024. In evaluating the Company’s tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances. Accordingly, as of December 31, 2024, the Company has no uncertain tax positions that qualify for recognition or disclosure in the accompanying consolidated financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company is a C Corporation for income tax purposes.

Revenue and Cost of Revenue

The Company generates a portion of its revenue from the sale of wireless modems, routers and modules to wireless operators, OEM customers and value added resellers and distributors. In addition, the Company generates revenue from the sale of asset-management solutions utilizing wireless technology and M2M communication devices predominantly to transportation and industrial companies, medical device manufacturers and security system providers. Revenue from product sales is generally recognized upon the transfer of title of the product to the customer. Revenues from SaaS services are recognized pro-rata over the contract term. The Company records deferred revenue for cash payments received from customers in advance of when revenue recognition criteria are met.

The Company considers the five basic revenue recognition criteria when assessing appropriate revenue recognition as follows:

●	Identify contracts;

●	Identify performance obligations;

●	Determine transaction prices;

●	Allocate the transaction prices; and

●	Recognize revenue when obligations had been satisfied.

The Company provides SaaS subscriptions for its fleet management and vehicle finance applications in which customers are provided with the ability to wirelessly communicate with monitoring devices installed in vehicles and other mobile assets via software applications hosted by either the Company or partner vendor. When the customer purchases the monitoring device, the Company recognizes the revenue at the time of purchase. The Company recognizes revenues from SaaS services over the term of the contract. In certain customer arrangements, the Company provides integrated SaaS-based solutions. The transaction for the integrated solutions includes the price of the devices and application subscriptions in a monthly payment. We recognize revenue for the sales of the devices upon transfer of control to the customer and recognize revenue for the related subscription services over the service period. The allocation of the transaction price is based on relative estimated stand-alone selling prices for the devices and applications subscriptions. Timing of revenue recognition may differ from the timing of our invoicing to customers. Contract assets are comprised of performance under the contract in advance of billings to our customers. The Company’s outstanding performance obligations in relation to customer contracts at December 31, 2024 will be completed upon transfer of ownership (or deemed transfer) of goods and as services are rendered. The Company’s payment terms require payment to be made within 30 days after the customer accepts transfer of ownership or a notice of completion. The outstanding performance obligations at year end require the Company to provide (i) access to the MiFleet platform and, if purchased, (ii) wireless data.

The Company’s cost of revenue for products is composed of the cost of hardware purchased and labor for any services performed on the hardware before it is shipped. Cost of revenue for solutions and other services includes labor for services, license fees for fleet management platform and wireless data.

The Company sells several telematics devices bundled with a multi-year software licenses under the same contractual arrangement, giving rise to considerations on whether there are distinct performance obligations requiring separate recognition and whether the Company is acting as principal or agent in the contract. Key considerations in determining whether the performance obligations are distinct are whether the promise to deliver the hardware component of the contract is separately identifiable from other contractual promises as well as the level of interdependency between the components of the contract. The Company has concluded the bundled contract represents one performance obligation and that the Company is acting as principal in the arrangement, resulting in the Company recognizing revenue and cost of sales on a gross basis on delivery of the telematics device. Significant judgment is involved in the assessments made by management.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Research and Development

Expenditures on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are recognized in profit or loss as incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Shipping and Handling Costs

The Company incurs certain expenses related to preparing, packaging, and shipping its products to its customers, mainly third-party transportation fees. All costs related to these activities are included as a component of cost of revenues in the statements of operations. All costs billed to the customer are included as revenues in the statements of operations.

Warranty Costs

The Company’s warranty policy generally provides one year for products following the date of purchase. As the Company receives a one year warranty from its vendors, the Company has little exposure to out-of-pocket warranty costs. Historically, the Company has incurred minimal warranty costs which are expensed when incurred. The Company has not accrued any warranty costs for the years ended December 31, 2024 and 2023.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated financial statements. The Company had $91,174 (2023 - $246,727) advertising and marketing expenses for the years ended December 31, 2024.

Currency and Foreign Exchange

These consolidated financial statements are expressed in U.S. dollars as the Company’s operations are based only in the United States. The Company’s functional currency, the currency of the primary economic environment in which the entities operate and measured in, is U.S. dollars. Virtually all of the Company’s non-monetary or monetary assets and liabilities are in U.S. dollar currency. All revenues earned from customers outside the U.S. were denominated in

U.S dollars.

Stock-Based Compensation

The Company measures and recognizes compensation expenses for all stock-based payment awards based on the estimated fair values of the awards as of the grant date. Stock option awards are accounted for based on the grant-date fair value estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the service period using the straight-line method.

Basic and Diluted Net Loss per Share of Common Stock

Basic net loss per share is computed by dividing the net loss by the weighted average number of shares that were outstanding during the period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to acquire common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the diluted net loss per share computation in loss periods as their effect would be anti-dilutive.

Leases

We determine if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the contract period and other facts and circumstances.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We are the lessee in a lease contract when we obtain the right to control the asset. Operating leases are included in the line items other assets and other liabilities in our consolidated balance sheet. Operating lease right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on our consolidated balance sheet and are expensed on a straight-line basis over the lease term in our consolidated statement of income. We determine the lease term by assuming the exercise of renewal options that are reasonably certain. As most of our leases do not provide an implicit interest rate, we use our local incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments.

Derivative Financial Instruments

The Company classifies as equity any contracts that require physical settlement or net-share settlement or provide us a choice of net cash settlement or settlement in our own shares (physical settlement or net-share settlement) provided that such contracts are indexed to our own stock as defined in ASC Subtopic 815-40 “Contracts in Entity’s Own Equity.” The Company classifies as assets or liabilities any contracts (including embedded conversion features) that require net-cash settlement including a requirement to net cash settle the contract if an event occurs and if that event is outside our control or give the counterparty a choice of net-cash settlement or settlement in shares. The Company assesses classification of its derivatives at each reporting date to determine whether a change in classification between assets and liabilities is required. As of December 31, 2024, the Company determined the warrant portion of the convertible debenture issued in September 2024 and the warrant portion issued in connection to promissory notes are considered derivative liabilities, and the fair valued at December 31, 2024 is $2,014,526 (2023 - $Nil).

Recent Accounting Pronouncements

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the FASBand United States Securities and Exchange Commission but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application unless noted. Information on new standards, amendments and interpretations, and improvements to existing standards which could potentially impact the Company's financial statements are detailed as follows:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improve the transparency of disclosures related to the income tax rate reconciliation and income taxes paid. The amendments are effective for the Company in fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the guidance and its impact to the financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires all public entities to disclose information about purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion foreach income statement line item that contains those expenses. The amendments are effective for the Company in fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 27, 2027. Early adoption is permitted on either a prospective or retrospective basis. The Company is currently evaluating the guidance and its impact to the financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	Inventory

Inventory consists of the following:

	December 31,
	2024	2023
Components and raw materials	$831,308	$1,224,163
Allowance of components and raw materials	(474,684)	(291,774)
Assemblies	30,840	40,422
Allowance of assemblies	(30,534)	(16,872)
	$356,930	$955,939

During the year ended December 31, 2024, a total of $3,070,442 inventory was expensed as cost of sales (2023 - $7,706,420).

As discussed in Note 5, TAB has a lien on all the Company’s assets which includes inventory. During the year ended December 31, 2024, the Company had pledged $344,844 (2023 - $110,532) of inventory as collateral for two loans (Note 6).

3.	Equipment

Equipment consists of the following:

	December 31,
	2024	2023
Computer equipment and purchased software	$152,938	$152,938
Furniture and fixtures	51,427	51,427
Tooling	59,300	59,300
	263,665	263,665
Less—accumulated depreciation	(257,073)	(248,647)
	$6,592	$15,018

Depreciation expenses were $8,426 and $31,093 for the years ended December 31, 2024 and 2023, respectively.

4.	Accrued Liabilities and Accounts Payable

Accrued liabilities consist of the following:

	December 31,
	2024	2023
Payroll related expenses	$175,132	$186,385
Interest accrued (Note 6)	196,394	213,592
Other	131,000	487,961
	$502,526	$887,938

Accounts payable consist of the following:

	December 31,
	2024	2023
Vendor payable due within 12 months	$950,368	$6,665,085

Vendor payable not due within 12 months	$-	$625,019

During the year ended December 31, 2023, a vendor changed its terms with the Company from billing devices and device management subscriptions with a payment term of 36 months to a payment term of 30 days reducing the frequency of occurrence for long term payables. The Company renegotiated the terms of the outstanding balance into a long-term loan.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	Credit Facility

In January 2020, the Company entered into a two-year agreement with TAB Bank (“TAB”) for a $2,500,000 credit facility. Under the TAB Bank credit facility, the Company is obligated to assign all its accounts receivables and the Company may request advances up to 90% of domestic accounts less than 90 days from the invoice date and not subject to offset up to $2,000,000. Interest is payable monthly at a rate the greater of (a) 90-Day SOFR rate plus 4.50% and (b) 6.41%. In addition, there is an administration fee equal to 0.008% per diem of the outstanding daily obligations.

The agreement is extended automatically on each subsequent anniversary date unless the Company provides a cancellation notice 90 days prior to the anniversary date. As of December 31, 2024, the expiry date is January 23, 2025. The agreement was automatically renewed on January 23, 2025.

The Company may also borrow an amount limited to the lesser of: (a) 50% of the cost of eligible inventory, (b) 50% of funds employed and, (c) $500,000 (the “Inventory Advance”). Under the Inventory Advance, interest is payable monthly at a rate the greater of (a) 90-Day SOFR rate plus 4.50% and (b) 6.41%. In addition, there is an administration fee equal to 0.01% per diem of the outstanding daily obligations.

The Company does not retain any legal or equitable interest in any accounts receivables account sold under this credit facility. The Company assumes full risk of non-payment and guarantees full payment of all accounts. The Company granted a security interest in all its assets as collateral for its obligations under the facility. The credit facility consists of the following balances as at December 31, 2024 and 2023:

	December 31,
	2024	2023
Carrying amount of available credit limit in connection to the credit facility	$239,426	$406,808
Outstanding balance	206,084	244,015
Debt issuance cost amortized to interest expense	-	-

6.	Debt

Convertible Promissory Debenture

In November and December 2021, the Company had issued convertible promissory debentures totaling $275,000. The debentures accrued interest at a rate of 10% per annum and was payable semi-annually unless the holder elected to defer payment. All unpaid principal and accrued interest are due two years from date of issuance in 2023. The holder of the debenture at any time could convert in whole or any part principal and interest into common stocks of the Company at a conversion price of $7.00 per share. In the event of default, all principal and interest due shall become immediately due and payable. At December 31, 2023, the principal and interest has been paid off in full. During the year ended December 31, 2023, the Company accrued $24,150 of interest associated with the Convertible Promissory Debentures which had been paid off during the year ended December 31, 2023.

On April 7, 2022, the Company received convertible debenture financing for the aggregate amount of $100,000 (U.S.). Subscribers may convert all or part of the principal amount outstanding under the debentures into shares of common stock of the company. The debentures are convertible into units at the higher of $8.33 per share or a price equal to the price of the shares or units of the next financing carried out before the second anniversary of the closing date less a 30% discount.

The units comprise a share and one-half of one warrant, where a whole warrant shall be exercisable at $2.80 per common stock for a two-year term. The debentures have a maturity date of the second anniversary of the closing date and bear an interest rate of 10 per cent per annum, payable semi-annually. At December 31, 2024, the Company recorded $Nil accrued interest associated with the convertible debentures (December 31, 2023 - $17,343), which had been paid off during the year ended December 31, 2024.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In September 2022, the Company issued additional convertible promissory debentures totalling $1,500,000, bearing interest at 10% per annum (accruing annually and payable at maturity), and maturing on September 9, 2024, or a period of 24-months. The Debentures are convertible, at the option of the holder, to common stocks of DCS at a price of $8.33 or a price equal to the price of the shares of the next financing carried out before the second anniversary of the closing date at 25% premium. Upon issuance of the debentures, the Company also issued 107,143 share purchase warrants. Each warrant entitles the holder to purchase one common stock at a price of $6.02 per share for a period of 24 months from the date of issuance of the debentures. At December 31, 2024, the Company settled indebtedness by issuing additional convertible promissory debentures and paid off during the year ended December 31, 2024.

On September 13, 2024, the Company issued replacement convertible promissory debentures totaling $1,741,589, bearing interest at 15% per annum (accruing annually and payable at maturity), and maturing on September 13, 2025, or a period of 12-months to settle indebtedness related to the convertible debentures issued in 2022. The Debentures are convertible, at the option of the holder, to common stocks of DCS at a price of $6. Upon issuance of the debentures, the Company agreed to issue 196,582 share purchase warrants as additional compensation subject to CSE approval. Each warrant entitles the holder to purchase one common stock at a price of CAD $3.20 per share for a period of 24 months from the date of issuance of the warrant. The warrants had been issued during the year ended December 31, 2024.

The Company recorded the conversion features with fixed exercise prices and the debt as a single unit with the debt in accordance with ASU 2020-06 and recorded the fair value of the warrants as an embedded derivative separated from the host contract in accordance with ASC 815. The fair value of the derivative liabilities is revalued on each balance sheet date with corresponding gains and losses recorded in the consolidated statements of operations. The Company uses a derivative valuation technique to fair value the components of the hybrid contract on initial recognition, including the debt component, the conversion features, and the warrants. The following significant inputs and assumptions were used in the model:

	December 31, 2024	December 31, 2023
Expected term (years)	1.70	0.69
Risk-free interest rate	2.96%	4.834%
Expected volatility	150%	100%
Dividend yield	0.00%	0.00%
Estimated forfeitures	0.00%	0.00%

The following table presents the Company’s embedded warrants of its convertible debt measured at fair value on a recurring basis As of December 31, 2024 and 2023, determined based on “Level 3” inputs.

Derivative
Balance at December 31, 2022	$360,154
Net changes in fair value included in net loss	(359,062)
Balance at December 31, 2023	1,092
Initial recognition	283,978
Net changes in fair value included in net loss	875,851
Balance at December 31, 2024	1,160,921

The debt component of the convertible debenture is subsequently measured at amortized costs. The following table presents the debt component of the convertible debt measured at its fair value on initial recognition $1,035,556 and subsequently carried at amortized cost using the interest rate of 32.06% per annum over 24 months period. On September 14, 2024, the Company issued replacement convertible promissory debentures, and derecognized the convertible debt issued in the prior period. The debt component of the replacement convertible promissory debentures measured at its fair value on initial recognition of $1,395,104 and subsequently carried at amortized cost using the interest rate of 37% per annum over the 12 months period. As of December 31, 2024, the total accrued interest was $77,298 (December 31, 2023 - $Nil) recorded in accrued liabilities.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Date	Beg. Balance	Additions	Accretion	End. Balance
	$	$		$
December 31, 2022	1,035,556	-	58,217	1,093,773
December 31, 2023	1,093,773	-	232,939	1,326,712
September 14, 2024	1,326,712	(1,500,000)	173,288	-
September 14, 2024	-	1,395,104	-	1,395,104
December 31, 2024	1,395,104	-	81,380	1,476,484

Loans

In April 2024, the Company entered into a promissory note agreement of $100,000, bearing interest at 19% per annum (accruing semi - annually and payable every six months), and maturing on April 15, 2026, or a period of 24- months. As additional consideration, the Company issued 10,000 purchase warrants on September 11, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.00 per share for a period of 24 months from the date of issuance.

In May 2024, the Company entered into a promissory note of $100,000, bearing interest at 19% per annum (accruing annually and payable at maturity date), and maturing on May 24, 2026, or a period of 24-months. As additional consideration, the Company issued 10,000 purchase warrants on September 11, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.00 per share for a period of 24 months from the date of issuance.

In June 2024, the Company entered into a promissory note of $100,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on June 28, 2026, or a period of 24-months. As additional consideration, the Company issued 20,000 purchase warrants on September 11, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.00 per share for a period of 24 months from the date of issuance.

In July 2024, the Company entered into a promissory note of $50,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on July 8, 2026, or a period of 24-months. As additional consideration, the Company issued 10,000 purchase warrants on September 11, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.00 per share for a period of 24 months from the date of issuance.

In August 2024, the Company entered into a promissory note of $75,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on August 31, 2026, or a period of 24-months. As additional consideration, the Company issued 15,000 purchase warrants on October 9, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $3.14 per share for a period of 24 months from the date of issuance.

In August 2024, the Company entered into another promissory note of $250,000, bearing interest at 19% per annum (accruing annually and payable at maturity date), and maturing on August 24, 2026, or a period of 24-months. As additional consideration, the Company issued 50,000 purchase warrants on October 16, 2024. Each warrant entitles the holder to purchase one common stock at a price of CAD $3.09 per share for a period of 24 months from the date of issuance.

In November 2024, the Company entered into another promissory note of $100,000, bearing interest at 19% per annum (accruing semi-annually and payable every 6 months), and maturing on November 22, 2026, or a period of 24- months. As additional consideration, the Company will issue 10,000 purchase warrants subject to CSE approval. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.95 per share for a period of 24 months from the date of issuance.

In November 2024, the Company entered into another promissory note of $50,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on November 27, 2026, or a period of 24-months. As additional consideration, the Company will issue 10,000 purchase warrants subject to CSE approval. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.95 per share for a period of 24 months from the date of issuance.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In December 2024, the Company entered into promissory notes with an aggregated total of $200,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on December 10, 2026, or a period of 24-months. As additional consideration, the Company will issue 40,000 purchase warrants subject to CSE approval. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.95 per share for a period of 24 months from the date of issuance.

In December 2024, the Company entered into another promissory note of $50,000, bearing interest at 19% per annum (accruing annually and payable annually), and maturing on December 26, 2026, or a period of 24-months. As additional consideration, the Company will issue 5,000 purchase warrants subject to CSE approval. Each warrant entitles the holder to purchase one common stock at a price of CAD $2.95 per share for a period of 24 months from the date of issuance.

The Company records the fair value of the warrants exercisable with a variable amount of cash receivable due to foreign exchange as an embedded derivative separate from the host contract. The fair value of the derivative liabilities is revalued on each Statement of Financial Position date with corresponding gains and losses recorded in profit or loss. The Company uses a derivative valuation technique to fair value the components of the hybrid contract on initial recognition, including the debt component and the warrants. The following significant inputs and assumptions were used in the model:

	December 31, 2024	December 31, 2023
Expected term (years)	1.7-2	-
Risk-free interest rate	4.21%-4.25%	-
Expected volatility	119.54%-186.17%	-
Dividend yield	0.00%	-
Estimated forfeitures	0.00%	-

The following table presents the Company’s warrant component of its promissory notes measured at fair value on a recurring basis as of December 31, 2024 and 2023, determined based on “Level 3” inputs.

Derivative
$

Balance at December 31, 2022 and 2023	-
Initial recognition during the year	324,135
Net changes in fair value included in net loss	529,470
Balance at December 31, 2024	853,605

The debt component of the loans subsequently measured at amortized costs. The following table presents the debt component of the loans measured at its fair value on initial recognition and subsequently carried at amortized cost using the effective interest rate (“EIR”) per annum over the loan period. As of December 31, 2024, the total accrued interest was recorded in current debt and long-term debt in accordance with the loan payment terms.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Loan ID	Date	EIR	Beg. Balance	Additions & Payments	Interest & Accretion	End. Balance	Total Interest accrued
		%	$	$	$	$	$
1	April 15. 2024	21	-	95,130	-	95,130	-
2	May 24, 2024	21	-	95,816	-	95,816	-
3	June 28, 2024	23	-	81,644	-	81,644	-
4	July 8, 2024	25	-	39,568	-	39,568	-
5	August 31, 2024	37	-	47,109	-	47,109	-
6	August 24, 2024	42	-	166,724	-	166,724	-
7	November 22, 2024	35	-	87,502	-	87,502	-
8	November 27, 2024	34	-	33,281	-	33,281	-
9	December 26, 2024	40	-	25,888	-	25,888	-
10	December 10, 2024	62	-	78,204	-	78,204	-
1	December 31, 2024	21	95,130	(9,500)	15,117	100,747	4,034
2	December 31, 2024	21	95,816	(9,500)	12,628	98,944	2,004
3	December 31, 2024	23	81,644	-	10,273	91,917	7,644
4	December 31, 2024	25	39,568	-	5,031	44,599	3,616
5	December 31, 2024	37	47,109	-	6,089	53,199	3,760
6	December 31, 2024	42	166,724	-	26,458	193,182	16,788
7	December 31, 2024	35	87,502	-	2,448	89,950	2,030
8	December 31, 2024	34	33,281	-	1,055	34,336	699
9	December 31, 2024	40	25,888	-	196	26,084	130
10	December 31, 2024	62	78,204	-	2,770	80,974	1,726

Pursuant to a vendor changing its terms with the Company from billing devices and device management subscriptions from a payment term of 36 months down to 30 days reducing the frequency of occurrence for long term payables, the Company entered into an agreement to restructure the payables into a long-term loan with a principal of $3,200,000, bearing interest at 10%. The interest will be due quarterly, and the principal will be due in 5 years. The balance of $2,914,776 of the payables was forgiven and recognized in the Company’s consolidated statement of operating loss and comprehensive loss. As at December 31, 2024, the Company recorded $196,394 of accrued interest and finance fee and a carrying balance of $3,396,394 of the loan was outstanding.

Loans with collateral

In May 2024, the Company entered into a loan agreement with a third party for proceeds of $250,000. The proceeds will be used for operating purposes. The loan is repayable in 24 monthly payments starting May 2024, bearing interest at 22.2%, and is secured by a general security agreement on the Company’s assets.

In August 2024, the Company entered into two loan agreements with third parties for proceeds of $174,221 and $200,000. The proceeds will be used for operating purposes. The loans are repayable in 65 and 35 weekly payments, respectively, starting August 2024, bearing interest at 23.5% and 37.24% respectively, and are secured by a general security agreement on the Company’s assets.

During the year ended December 31, 2023, the Company entered into two loan agreements and pledged $110,532 (2022- $Nil) of inventory as collateral. The Company entered into two additional loan agreements during the years ended December 31, 2024 and pledged an additional $234,312 of inventory as collateral. The loans have the following terms as of December 31, 2024.

	Loan 1	Loan 2	Loan 3	Loan 4
Expected term (months)	12	60	36	24
Interest rate	35.28%	6.77%	19.02%	16%
Payable within 12 months	$1,371	$11,320	$20,142	$57,594
Payable not due in 12 months	-	$34,169	$9,921	$25,716

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During the year ended December 31, 2024, the Company recorded $122,044 (2023- $7,157) of interest expense and finance charges in the consolidated statement of loss and comprehensive loss in connection to the four loan agreements. As of December 31, 2024, a carrying balance of $160,233 (2023 of $143,362) the loans were outstanding.

Deferred Revenue

The Company record a contract liability when we receive consideration in advance of transferring goods or services to a customer. At December 31, 2024, our contract liability balance was $1,786,274 (2023 - $89,374). During the year ended December 31, 2024, the Company recognized $89,374 of revenue that was included in the contract liability balance at December 31, 2023.

7.	Leases

On May 27, 2021, the Company entered into a lease agreement whereby the Company will lease premises in San Diego, California effective November 1, 2021. The lease (“Lease) will have an initial 60 month term. Not less than nine months prior to the expiration of the Lease, the Company has an option to extend the Lease term for an additional five years at then current market rates. The right to use leased asset was measured at the amount of the lease liability of $899,102 using the Company current incremental borrowing rate of 10%.

The following table presents the Company’s leases balances As of December 31, 2024 and 2023 under ASC 842.

	Balance December 31,	Balance December 31,
	2024	2023
Right-of-use assets, net	$329,671	$509,491
Lease liabilities – current	207,722	181,441
Lease liabilities – non-current	194,805	402,528

Depreciation expenses of $179,820 (2023 - $179,820) was recorded in general and administrative expense in the consolidated statements of operations for the year ended December 31, 2024. The remaining lease term as of December 31, 2024 was 1.8 years. The weighted-average discount rate as of December 31, 2024 was 10%. For the years ended December 31, 2024 and 2023, cash outflows from operating leases were $229,804 and $223,110, respectively.

Future minimum lease payments under the lease agreement as of December 31, 2024 are as follows:

Years Ending December 31:
2025	$236,702
2026	202,160
$438,862

The Company does not have any short-term or low value leases.

8.	Common Stock and Common Stock Warrants

Effective February 9, 2023, the Company consolidated 7 common stocks for 1 common stock (the “Stock Consolidation”). The Stock Consolidation was effected in the form of cancelling 6 common stocks for each common stock owned by shareholders of record at the close of business on February 9, 2023. All share data and stock-based compensation plans presented herein have been retroactively adjusted to give effect to the Stock Consolidation.

Common Stock

Holders of common stock are entitled to one vote for each share held. The Company has not declared any dividends since incorporation. The Company has 5,714,286 common stocks authorized with a par value of $0.00001.

There were no transactions affecting common stock during the year ended December 31, 2024 and 2023.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Warrants

In September 2022, the Company issued convertible promissory debentures (note 6) and upon issuance of the debentures, the company also issued 107,143 share purchase warrants. Each warrant entitles the holder to purchase one common stock at a price of $6.02 per share for a period of 24 months from the date of issuance of the debentures. In September 2024, the issued 107,143 share purchase warrants expired.

In September 2024, the Company issued convertible promissory debentures (Note 6) and upon issuance of the debentures, the company agreed to issue 196,582 share purchase warrants, subject to CSE approval. Each warrant entitles the holder to purchase one common stock at a price of $2.36 per share for a period of 24 months from the date of issuance of the warrant. The warrants were issued on October 10, 2024.

From April to August 2024, the Company entered into promissory note agreements (Note 6) and subsequently issued 115,000 purchase warrants during the year ended December 31, 2024. Each warrant entitles the holder to purchase one common stock at various price of CAD $2.00 to CAD $3.14 per share for a period of 24 months from the date of issuance depending on the promissory notes term. The Company determined the warrants represent an embedded derivative and has accounted for the warrants in derivative liability.

From November to December 2024, the Company entered into promissory note agreements (Note 6) and agreed to issue 65,000 purchase warrants in connection to the promissory note. Each warrant entitles the holder to purchase one common stock at the price of CAD $2.95 per share for a period of 24 months from the date of issuance depending on the promissory notes term. Subsequent to the year-end December 31, 2024, 55,000 of the purchase warrants have been issued.

The Company determined the warrants represent an embedded derivative and has accounted for the warrants in derivative liability.

The following table summarizes the warrant activity for the years ended December 31, 2024 and 2023:

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2022 and 2023	107,143	$6.02
Granted	311,582	2.08
Expired	(107,143)	6.02
Outstanding, December 31, 2024	311,582	$2.08

The following table summarizes the warrants outstanding as at December 31, 2024:

Date of Expiry	Number of Warrants Outstanding	Exercise Price	Weighted Average Remaining Life (years)
September 11, 2026	50,000	CAD $2.00	1.70
October 9, 2026	15,000	CAD $3.09	1.77
October 10, 2026	196,582	CAD $3.20	1.78
October 16, 2026	50,000	CAD $3.14	1.79

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.	Stock Options and Restricted Shares Unit (“RSU”)

In October 2017, the Company’s board of directors and stockholders approved the 2017 Stock Plan (2017 Plan) under which 500,000 shares of common stock are reserved for the granting of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and performance awards to employees, directors and consultants. Recipients of stock option awards are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of awards granted under the 2017 Plan is ten years and vesting is determined by the board of directors. Stock awards are generally not exercisable prior to the applicable vesting date, unless otherwise accelerated under the terms of the applicable stock plan agreement. Unvested shares of the Company’s common stock issued in connection with an early exercise allowed by the Company may be repurchased by the Company upon termination of the optionee’s service with the Company. The vesting terms of each option grant are at the discretion of the Board of Directors.

In December 2023, the Board of Directors and a majority of the stockholders approved to replace the 2017 Stock Plan with the 2023 Omnibus Plan. Any previously granted stock options shall continue to exist under the 2023 Omnibus plan, and the number of authorized shares for combined issuance of awards, including stock options, as of December 31, 2024 is 1,000,000.

The following table summarizes stock option transactions under the 2023 Omnibus Plan:

	Number of Options	Weighted average exercise price
Outstanding, December 31, 2022	542,286	$4.03
Forfeited	(1,429)	$2.87
Outstanding December 31, 2023	540,857	$4.03
Granted	177,500	$5.00
Forfeited	(269,428)	$3.66
Outstanding December 31, 2024	448,929	$4.64

During the year ended December 31, 2024, the Company granted 177,500 (2023 - Nil) options with an exercise price of CAD$7.20 and vesting term of 4 months, and an expiry date of 5 years to certain employees and officers of the Company.

At December 31, 2024, the Company had outstanding and exercisable stock options as follows:

Date of Expiry	Number of Options Outstanding	Number of Options Exercisable	Exercise Price		Weighted Average Remaining Life (years)
October 5, 2027	178,572	178,572		$3.29	2.76
February 4, 2032	6,427	5,847		$2.87	7.10
February 24, 2032	10,715	10,715		$2.87	7.15
March 14, 2032	8,572	6,696		$4.13	7.21
May 9, 2027	52,857	52,857		$8.40	2.35
May 9, 2027	14,286	14,286		$5.53	2.35
December 23, 2029	177,500	-	Cad $	7.20	4.98

As of December 31, 2024, there was $704,243 of total unrecognized stock-based compensation cost related to outstanding nonvested equity awards that is expected to be recognized as an expense over the remaining vesting period of 1.09 years to 4.98 years.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Company uses a Black-Scholes option valuation model to determine the fair value of stock-based compensation under ASC Topic 718, Stock Compensation. The expected volatility is based on the historical volatility of a peer group of publicly-traded companies. The risk-free interest rate is based on the yield on the measurement date of a zero-coupon U.S. Treasury bond whose maturity period approximately equals the option’s expected term.

The expected life represents the time the options granted are expected to be outstanding. Forfeitures are adjusted in the period when forfeitures occur.

The following are the assumptions used in the Black-Scholes option valuation model for option granted during the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Fair value of common stock	$5.00	-
Expected term (years)	5	-
Risk-free interest rate	4.4%	-
Expected volatility	120.7%	-
Dividend yield	-	-
Estimated forfeitures	-	-

Pursuant to the approval of 2023 Omnibus Plan, the maximum number of common shares that may be issued for all awards, including RSU, is 1,000,000 shares. The following table summarizes RSU transactions under the 2023 Omnibus Plan:

	Number of RSU	Weighted average Fair value
Outstanding, December 31, 2022 and 2023	-	-
Granted	142,144	$5.10
Outstanding, December 31, 2024	142,144	$5.10

During the year ended December 31, 2024, the Company granted 142,144 RSUs to certain officers and directors of the Company with vesting terms of four months, and recorded share-based compensation expense of $47,536 (2023 - $Nil) relating to the vesting portion of RSUs.

10.	Related Party Agreements

John Hubler, previously a member of the Company’s Board of Directors, is a partner of BH IoT Group. Mr. Hubler rejoined the Company as a director in April 2023 and resigned in September 2024. In November 2020, the Company entered into an agreement with BH IoT Group to assist in building complete IoT bundled solutions. The Company entered into an initial Phase 1 project expected to last 3 months. At the end of Phase1, both parties agreed to continue the relationship on a month-to-month basis. John Hubler was considered as a related party starting April 2023 up to August 2024. The Company recorded $140,000 (2023 - $180,000) related party professional fees on the consolidated statement of operations for the year ended December 31, 2024.

Mike Zhou, previously a member of the Company’s Board of Directors, is the owner of MYZ Corporate Relations, Ltd. Mr. Zhou resigned in March 2024. In May 2021, the Company entered into an agreement with MYZ Corporate Relations, Ltd. to provide consulting services on strategic matters related to business development opportunities, product development and marketing strategies for a monthly fee of $4,000. The agreement is effective for one year and will automatically renew annually unless terminated by either party. Mike Zhou was considered a related party up to March 5, 2024. The Company recorded $Nil of professional fees on the consolidated statement of operations for the year ended December 31, 2024 (2023 - $104,000). As at December 31, 2024, the Company owed $Nil (2023 - $32,000) to MYZ Corporate Relations, Ltd.

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Mr. Lichtenwald, a member of the Company’s Board of Directors, is a principal at Zeus Capital Ltd. In April 2022, Mr. Lichtenwald was appointed the new CFO of the Company, and on June 30, 2022, Mr. Lichtenwald resigned as a director. In November 2021, the Company entered into an agreement with Zeus Capital Ltd. to assist the company with corporate finance and strategic initiatives for a monthly fee of $15,000. The agreement is effective for one year and will automatically renew annually unless terminated by either party. The Company recorded $180,000 of professional fees on the consolidated statement of operations for the year ended December 31, 2024 (2023 - $180,000). As at December 31, 2024, the Company owed $32,650 (2023 - $Nil) to Zeus Capital Ltd..

Also, Mr. Lichtenwald is a principal of Zeus Accounting Solutions Corp., formerly known as Lichtenwald Professional Corp (“LPC”). The Company entered into an agreement with LPC to provide CFO service fees of $12,500 monthly, effective April 2022. The Company recorded $150,000 of professional fees on the consolidated statement of operations for the year ended December 31, 2024 (December 31, 2023 - $156,250). As at December 31, 2024, the Company owed $22,700 (2023 - $Nil) to Zeus Accounting Solutions Corp.

In July 2022, the Company appointed David Diamond as a new director and Chair of the Audit Committee. Mr. Diamond provides services and is compensated via director fees of $2,500 monthly. Since April 2023, Mr. Diamond provided additional service to the Company in connection to its plans for NYSE up-listing, The Company recorded

$52,500 of related party professional fees on the consolidated statement of operations for the year ended December 31, 2023 compared to $Nil for the year ended December 31, 2024. Mr. Diamond resigned effective December 22, 2023.

Julie Hajduk, a member of the Company’s Board of Directors, is a principal at Purple Crown Communications Corp. Ms. Hajduk provides services and is compensated via director’s fees of $2,500 monthly. Since May 2023, Ms. Hajduk provided additional service to the Company in connection to its plans for NYSE up-listing, The Company recorded $6,000 (2023 - $17,750)of related party marketing fees and $10,000 (2023 - $22,500) of related party professional fees on the consolidated statement of operations for the year ended December 31, 2024. As at December 31, 2024, the Company owed $12,000 (2023 - $Nil) to Purple Crown Communications Corp.

11.	Segment Information

Operating segments are defined as components of an enterprise (business activity from which it earns revenue and incurs expenses) for which discrete financial information is available and regularly reviewed by the chief decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker (CODM) is its Chief Executive Officer. The Company views its operations and manages its business as a single operating and reporting segment.

Although all operations are based in the U.S., the Company generated a portion of its revenue from customers outside of the U.S. Information about the Company’s revenue from different geographic regions for the years ended December 31, 2024 and 2023 is as follows:

	Year ended December 31,
	2024	2023
	$	%	$	%
United States	5,905,980	92.2%	12,398,162	95.2%
Canada	399,640	6.2%	434,066	3.3%
Others combined	102,530	1.6%	195,447	1.5%
Total Revenue	6,408,150	100.0%	13,027,675	100.0%

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Revenue Type (in ‘000)	December 31, 2024		December 31, 2023
	$	%	$	%
Product	3,680.6	57.4%	10,500.5	80.6%
Software as a Service (SaaS)	2,256.8	35.2%	1,833.4	14.0%
Engineering/Support Service	81.4	1.3%	259.6	2.0%
Wireless Data	366.1	5.7%	412.4	3.2%
Commission Income	23.3	0.4%	21.8	0.2%
Total Revenue	6,408.2	100.0%	13,027.7	100.0%

All of the Company’s significant identifiable assets were located in the United States as of December 31, 2024 and 2023.

12.	Concentrations of Risk

The Company derived revenue from one customer totaling 22.5% and 33% of the Company’s total revenue for years ended December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, one customer accounted for a total of 18% and 19% of accounts receivable, respectively.

To manage the concentration of customer risk, the Company continuously looks for opportunities to diverse revenue streams and expand client base via marketing. All contracts with customers are signed for a term, and the Company ensures the customer needs are being met by building exceptional customer service relationships.

The Company has concentrations in the purchases with its suppliers. For the year ended December 31, 2024 and 2023, the two largest suppliers accounted for a total of 83% and 81% of total purchases, respectively.

13.	Income Taxes

The Company is an S Corporation for income tax purposes.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2024	2023
Net Loss before Tax	$1,742,951	$5,182,196
Expected income tax (recovery)	(341,808)	(1,376,187)
Change in statutory, foreign tax, foreign exchange rates and other	155,073	-
Permanent differences	310,322	19,779
Adjustment to prior years provisions versus statutory tax returns	(103,712)	-
Changes in unrecognized deductible temporary differences	(19,875)	1,356,408
Total income tax expense (recovery)	$-	$-

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2024	2023
	$	$
Deferred Tax Assets (Liabilities)
Allowance for bad debts	16,583	46,722
Inventory reserves	105,100	63,186
Right-of-use assets	(82,763)	(135,806)
Lease liabilities	101,053	155,658
Accrued vacation	22,708	24,321
Sec. 263A Unicap	25,493	15,439
Fixed asset basis difference including depreciation	(1,116)	1,888
State income taxes -California mandatory lag method	226	243
Capitalized R&D	255,669	317,180
Federal R&D Credit	113,797	-
Non-qualified stock options	124,404	135,815
Non-capital losses available for future period	2,580,418	2,653,156
	3,261,572	3,277,802
Unrecognized deferred tax assets	(3,261,572)	(3,277,802)
Net Deferred Tax Assets (Liabilities)	$-	$-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2024	Expiry Date Range	2023	Expiry Date Range
Temporary Differences
Allowance for bad debts	$66,055	No expiry date	$175,283	No expiry date
Inventory reserves	418,648	No expiry date	237,051	No expiry date
Right-of-use assets	(329,671)	No expiry date	(509,491)	No expiry date
Lease liabilities	402,527	No expiry date	583,969	No expiry date
Accrued vacation	90,452	No expiry date	91,245	No expiry date
Sec. 263A Unicap	101,548	No expiry date	71,596	No expiry date
Fixed asset basis difference including depreciation	(4,444)	No expiry date	7,084	No expiry date
State income taxes -California mandatory lag method	900	No expiry date	900	No expiry date
Capitalized R&D	1,270,377	No expiry date	1,546,822	No expiry date
Non-qualified stock options	495,542	No expiry date	509,526	No expiry date
Non-capital losses available for future period	9,899,008	20 years	9,515,336	20 years

DIRECT COMMUNICATION SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.	Other Expenses

During the year ended December 31, 2024, the Company had the following expenses:

	Years ended December 31
	2024	2023
	$	$
Insurance	132,798	413,423
Licenses and fees	50,364	72,597
Office expenses	42,561	155,823
Automobile expense	1,376	2,632
Meals and entertainment	47,632	87,764
Travel expense	42,160	124,304
Utilities	52,116	64,575
Tax filing fees	5,063	4,127
Software expense	10,990	14,387
Cost recovery – Tetlit	-	(75,000)
Other	-	13,294
Total	385,060	877,926

15.	Commitments

Effective October 1, 2021, the Company has agreed to an annual purchase commitment for a period of three years with a significant vendor. The Company’s obligation to the vendor shall be satisfied by the submission of non-cancelable orders for each contract year with an aggregate value equal to or in excess of $8 million. During the year ended December 31, 2023, the Company revised the agreement with the significant vendor by eliminating the minimum spend to “Forecast” and waiving the penalty fees.

16.	Subsequent Events

Subsequent to December 31, 2024, the Company:

●	Entered into another promissory note of $50,000, bearing interest at 15% per annum (accruing annually and payable at maturity date), and maturing on January 10, 2027, or a period of 24-months. As additional consideration, the Company issued 10,000 purchase warrants;

●	Issued 65,000 share purchase warrants with an exercise price of $2.95 CAD and an expiry date of January 10, 2027 in connection to the promissory notes the Company entered into during November 2024 to January 2025;

●	Issued 40,000 common shares for gross proceeds of $83,980 in connection with the exercise of warrants at $2.95 CAD per common share; and

●	Issued 142,144 shares in connection with the vesting of 142,144 RSUs.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for Nasdaq.

Amount Paid or to be Paid
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Consulting fees and related expenses
Miscellaneous expenses
Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. The Registrant’s certificate of incorporation requires the Registrant to indemnify its directors and officers to the maximum extent permitted by the Delaware General Corporation Law, and the Registrant’s amended and restated bylaws provide that the Registrant will indemnify its directors and officers and permit the Registrant to indemnify its employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law. We will enter into indemnification agreements with each of our officers and directors a form of which is filed as an exhibit to this Registration Statement.

These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the Registrant issued the following securities that were not registered under the Securities Act.

The Registrant believes that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. The Registrant believes that our issuances of awards granted under our share incentive plans to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act. No underwriters were involved in these issuances of securities.

In September 2022, the Registrant sold $1.5 million in aggregate principal amount of unsecured convertible debentures to six investors and issued warrants to purchase 750,000 shares of our common stock in connection therewith.

On September 11, 2024, the Registrant issued an aggregate of 50,000 share purchase warrants, each entitling the holder to purchase one common stock at a price of CAD $2.00 per share for a period of 24 months from the date of issuance, of which 10,000 were issued in connection with the promissory note agreement the Registrant entered into in April 2024, 10,000 were issued in connection with the promissory note agreement the Registrant entered into in May 2024, 20,000 were issued in connection with the promissory note agreement the Registrant entered into in June 2024, and 10,000 were issued in connection with the promissory note agreement the Registrant entered into in July 2024.

On October 9, 2024, in connection with a promissory note the Registrant entered into in August 2024, the Registrant issued 15,000 share purchase warrants, each entitling the holder to purchase one common stock at a price of CAD $3.14 per share for a period of 24 months from the date of issuance.

On October 10, 2024, in connection with the convertible promissory debentures that the Registrant entered into in September 2024, the Registrant issued 196,582 share purchase warrants, each entitling the holder to purchase one common stock at a price of CAD $3.20 per share for a period of 24 months from the date of issuance.

On October 16, 2024, in connection with a promissory note the Registrant entered into in August 2024, the Registrant issued 50,000 share purchase warrants, each entitling the holder to purchase one common stock at a price of CAD $3.09 per share for a period of 24 months from the date of issuance.

On January 10, 2025, in connection with the promissory notes the Registrant entered into in November and December 2024 and January 2025, the Registrant issued 65,000 share purchase warrants, each entitling the holder to purchase one common stock at a price of CAD $2.95 per share for a period of 24 months from the date of issuance.

On the same date, the Registrant issued 40,000 shares of common stock for gross proceeds of $83,980 in connection with the exercise of warrants at CAD $2.95 per share.

The Registrant granted stock options to its directors, officers, employees, consultants, and other service providers to purchase an aggregate of 1,000,000 shares of its common stock under the 2023 Stock Plan with per share exercise prices ranging from $2.87 to $8.40, and the Registrant has not issued any shares of its common stock upon exercise of stock options under its 2023 Stock Plan.

The Registrant granted to its directors, officers, employees, consultants, and other service providers an aggregate of 142,144 Restricted Stock Units under the 2023 Stock Plan.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation, as currently in effect
3.2*	Amended and Restated Bylaws, as currently in effect
3.3*	Form of Amended and Restated Certificate of Incorporation, to be effective immediately prior to closing of this offering
4.1*	Form of Convertible Debenture
4.2*	Form of Warrant Agreement for Convertible Debenture Financing
5.1*	Opinion of Rimon, P.C.
10.1*+	Direct Communication Solutions, Inc. Amended and Restated 2023 Stock Plan, and form of stock option agreement thereunder
10.2*+	Employment Agreement, dated September 30, 2019, between Direct Communication Solutions Inc. and Chris Bursey
10.3*+	Employment Agreement, dated September 30, 2019, between Direct Communication Solutions Inc. and David Scowby
10.4*+	Employment Agreement, dated September 30, 2019, between Direct Communication Solutions Inc. and Eric Placzek
10.5*+	Promissory note, dated June 20, 2025
10.6*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Davidson & Company LLP
23.2*	Consent of Rimon, P.C. (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
107.1*	Filing Fee Table

*	To be filed by amendment.
+	Indicates management contract or compensatory plan

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

(a)	The undersigned registrant (which we refer to as the “Registrant”) hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities: The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b)	The undersigned registrant hereby further undertakes to provide to the underwriters at the closing date specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The Registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the       th day of       , 2025.

DIRECT COMMUNICATION SOLUTIONS, INC.

By:
Chris Bursey
President, Chief Executive Officer and Director

POWER OF ATTORNEY

Each officer and director of Direct Communication Solutions, Inc. whose signature appears below constitutes and appoints Chris Bursey and William F. Espley, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said each attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

****

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	President, Chief Executive Officer and Director	, 2025
Chris Bursey	(principal executive officer)

	Interim Chief Financial Officer	, 2025
Ying Xu	(principal financial and accounting officer)

	Chief Operating Officer	, 2025
David Scowby

	Chief Technology Officer	, 2025
Eric Placzek

	Director	, 2025
William F. Espley

	Director	, 2025
Shujie Zhong

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